Veolia Environnement Operating and Financial Review as of June 30, 2010

Operating and Financial Review
Consolidated Financial Statements
As of June 30, 2010

Veolia Environnement Operating and Financial Review as of June 30, 2010

1.           Results of operations for the half-year ended June 30, 2010

1.1	General context

Group consolidated revenue fell 1.1% at constant exchange rates and consolidation scope compared to the half-year ended June 30, 2009.

This decrease reflects the foreseen impacts of:

•	the decrease in construction activity and particularly the completion of certain major construction contracts outside France in the Water Division;

•	divestitures of non-strategic assets during fiscal year 2009;

•	the non-renewal of certain major contracts in 2009, particularly in the Transportation Division;

•	the fall in energy prices.

It was partially offset by good resistance in concession activities, stabilization in the economic environment, with certain countries and industrial sectors even enjoying an upturn in business activity, an increase in the price of recycled raw materials and a positive exchange rate impact due to the depreciation of the euro in particular against the Australian dollar and the currencies of Eastern and Central Europe.

Thanks to the organic and profitable growth strategy, the Group reported an increase in adjusted operating cash flow and adjusted operating income. The operating margin increased to 11.0% from 10.6% in the first half of 2009, thanks in particular to the impact of cost-cutting programs and an increase in the price of recycled raw materials in the Environmental Services Division.

1.2	Business activity

▪
On December 31, 2009, Veolia Water was awarded a delegated management contract for water production and distribution services for the town of Royan. This contract came into effect on January 1, 2010 and represents estimated cumulative revenue of €17.3 million over the 12-year contract term. Veolia Water will be responsible for water production and distribution, bulk sales to neighboring communities and customer relations.

▪
On January 27, 2010, Dalkia announced it had been selected for seven projects as part of the government's third call for tenders for combined heating and electrical power plants fired by biomass (Biomass 3), continuing its biomass development strategy in France. The total cumulative electricity capacity will be close to 60 MW. The projects will enable more than 570,000 metric tons of biomass to be recovered annually, mainly in the form of forest residue.

▪
On February 8, 2010, Veolia Verkehr, Veolia Transport's German subsidiary, continued its growth in Germany with the addition of 13 new regional passenger rail lines in three different regions: Saxony, Bavaria and North Rhine-Westphalia. The first contract took effect in December 2009 and concerns rail transport in the Leipzig region, where Veolia Verkehr operates a 219-kilometer network of 8 lines. This three-year contract will generate cumulative revenue of approximately €100 million. In Bavaria, the Bayerische Regiobahn (BRB) operates a 2-line, 200-kilometer system in the Augsburg area. The contract started in December 2008 and will run until end 2019. The first line was brought into service in December 2008 and the second line, Augsburg-Ingolstadt-Eichstätt, in December 2009. Cumulative revenue over the contract term will be approximately €200 million. Lastly, in North Rhine-Westphalia, NordWestBahn (NWB) is operating three new lines between Northern Rhineland and Westphalia. The contract, which started at the end of 2009, has a term of 16 years and will generate cumulative revenue of over €500 million.

▪
On February 17, 2010, Veolia Environmental Services renewed its recycling and waste management contract with the City of Westminster in London, after a call for tenders. This seven-year contract, commencing September 2010, includes an extension option for a further seven years. The contract will generate cumulative revenue over its seven-year term in excess of £260 million (approximately €298 million).

Veolia Environnement Operating and Financial Review as of June 30, 2010

▪
On February 25, 2010, Veolia Environmental Services, through its subsidiary OTUS, announced the renewal of the household waste collection contract with the Vallée de Chevreuse waste authority (SIOM), for a further eight years with effect from January 1, 2010. This service covers 17 municipalities with a total of 173,650 residents and the contract represents cumulative revenue of close to €74 million.

▪
On May 4, 2010, Veolia Environmental Services announced that the Angers Loire metropolitan area had awarded it the management contract for the new "Biopôle" waste recovery center, through its GEVAL subsidiary. The Biopôle is composed of a mechanical biological treatment facility with a maximum composting and anaerobic digestion capacity of 90,000 metric tons a year. The six-year contract will come into effect in June 2011, and represents cumulative revenue of €46.2 million.

▪
On May 17, 2010, Dalkia announced the construction in Poland of two boilers wholly dedicated to biomass. The project will raise renewable energy production at Dalkia's cogeneration plants in Lodz and Poznan to 18%, with a capacity of 67 green Mwe, from 2012. This is Dalkia's biggest biomass project to date. The €70 million investment for Dalkia is expected to generate an additional €36.4 million in annual revenue.

▪
On May 21, 2010, the Group announced that Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) plc, a leading UK recycling and waste management company, had been selected as the preferred bidder by Staffordshire County Council for its 25-year PFI (Private Finance Initiative) residual waste treatment and disposal contract. The contract is worth approximately £1 billion (cumulative revenue over the contract term, including third party waste and sale of electricity), or approximately €1.1 billion.

▪
On May 27, 2010, the Group announced that the Reunion North Interdistrict Community (CINOR), the authority responsible for wastewater treatment in the towns of Saint-Denis, Sainte-Marie and Sainte-Suzanne (approximately 190,000 residents), had awarded the concession contract for the new wastewater treatment plant at Grand Prado in the town of Sainte-Marie to Veolia Water, as part of a consortium. The concession contract covers design, financing, construction and operation of the new plant for a period of 20 years. The new plant will have an equivalent-population initial capacity of 160,000, with the possibility of later extension to 235,000. This contract, won after an international call for tenders, represents estimated cumulative revenue for Veolia Water of €270 million.

▪
On June 17, 2010, the Group announced that following a call for tenders, the Phoenix City Council unanimously voted to award Veolia Transportation, a subsidiary of Veolia Transport, the contract to operate the northern and southern systems of its urban bus network. The five-year contract will start on July 1, 2010 and will generate cumulative revenue of U.S.$ 386 million. It will be the largest operating contract for a transit system in the Phoenix area and one of the biggest of its kind in the United States.

▪
On June 24, 2010, SEDIF, the water authority for the Ile-de-France region, announced that it had awarded Veolia Water a 12-year contract to manage its public water production and distribution service. Under the new scope of activities fixed by SEDIF, the contract, which will take effect on January 1, 2011, will represent cumulative revenue of approximately €3 billion. SEDIF is the largest water authority in France and one of the largest in the world in terms of the volume of water distributed and the number of people served. In 2009, some 250 million cubic meters of water were supplied to more than 4.3 million residents in 144 municipalities in the Greater Paris area.

1.3	Acquisitions, divestitures and partnerships

During the first half of 2010, the Group continued its asset optimization strategy through a number of divestitures and partnerships, also enabling the funding of certain targeted acquisitions.

Total industrial and financial divestitures (including issuances of share capital subscribed in respect of non-controlling interests and transactions with non-controlling interests that do not result in a gain or loss of control) totaled €766 million in the half-year ended June 30, 2010.

Veolia Environnement Operating and Financial Review as of June 30, 2010

•	Divestiture of the Miami-Dade Country Waste-to-Energy plant

On February 2, 2010, the Group announced the completion of the transfer to Covanta Holding Corporation of the operating contract for the Miami-Dade County Waste-to-Energy plant in the Environmental Services Division. The divestiture was carried out in exchange for a consideration of U.S.$128 million (€93 million), in accordance with the announced financial terms.

With this final transaction, Veolia has now completed the transfer to Covanta Holding Corporation of the portfolio of contracts for Waste-to-Energy plants in North America, the divestiture of which was initially announced on July 6, 2009, for a total enterprise value, over fiscal years 2009 and 2010, of €313 million.

•	Redistribution of joint subsidiaries in the Water Division in France

Pursuant to the protocol signed by Suez Environnement and Veolia Environnement on December 19, 2008 setting out the rules for the redistribution of their joint subsidiaries, the following transactions were completed on March 22, 2010:
o	the acquisition of additional interests by the Group primarily in Société des Eaux de Marseille (SEM) and Société des Eaux d’Arles (SEA);
o
the divestiture of interests in Société Stéphanoise des Eaux (SSE), Société Provençale des Eaux (SPDE), Société des Eaux du Nord (SEN), Société Nancéienne des Eaux (SNE), Société des Eaux de Versailles et St Cloud (SEVESC), Société Martiniquaise des Eaux (SME), Société Guyanaise des Eaux (SGDE) and Société d’Exploitation du Réseau d’Assainissement de Marseille (SERAM).

•	Reorganization of our Energy Services activities in the Czech Republic:

On May 12, 2010, Dalkia and CEZ, the leader in the Czech energy market, announced the approval by Czech competition authorities of two transactions illustrating the new partnership signed in November 2009 between Dalkia Ceska Republika and CEZ. Dalkia International sold 15% of Dalkia Ceska Republika share capital to CEZ for €92 million (Group share). Simultaneously, Dalkia Ceska Republika sold 85% of its share capital in Dalkia Usti nad Labem to CEZ for €143 million (Group share), comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, in northern Czech Republic.

On June 25, 2010, the Group announced the acquisition of New World Resources Energy (NWR Energy) from the NWR Group. This Ostrava-based company distributes electricity and produces heat, hot water and compressed air for the coal mines operated by OKD, the leading Czech mining group and a subsidiary of NWR. The €99 million deal (Group share), closed at the end of January 2010, has been approved by the competent anti-monopoly authorities. Dalkia Ceska Republika will take over the heat and compressed air facilities mainly dedicated to the mines in the Ostrava region, and the electricity distribution installations located close to Dalkia sites, as well as two subsidiaries, CZECH-KARBON (a Czech electricity trading company), and NWR Energetyka PL Spólka (a Polish company that buys and distributes electricity in Poland). The company will change its name to Dalkia Industry CZ.

•	Combination of Veolia Transport and Transdev

On May 5, 2010, the Caisse des Dépôts and Veolia Environnement announced the finalization of their agreement on the Transdev-Veolia Transport combination. With 2009 pro forma revenue of €8.1 billion (excluding the contribution of assets transferred to RATP), a presence in 28 countries and a workforce of about 117,000 employees, the new group will rank among world leaders in its sector. Adjusted operating cash flow is approximately €500 million. Under the terms of a framework agreement announced on December 21, 2009, the new Veolia Transport-Transdev entity will be owned equally by Veolia Environnement (50%) and Caisse des Dépôts (50%). Prior to completing the transaction, Caisse des Dépôts will subscribe to a €200 million share capital increase by Transdev. Veolia Environnement will be the industrial operator of the new entity and Caisse des Dépôts a long-term strategic shareholder.

Veolia Environnement Operating and Financial Review as of June 30, 2010

The buy-out of RATP's 25.6% share capital in Transdev will take the form of an exchange of selected French and international assets belonging to both Transdev and Veolia Transport. As a result, RATP will strengthen its international presence, primarily in the UK, Italy and Switzerland, as well as in France. The assets transferred to RATP in exchange for its 25.6% share capital in Transdev generated revenue of approximately €340 million in fiscal year 2009.

The objective of the two shareholders is to list the new group within twelve months of closing the transaction, subject to market conditions. The new group's IPO will take place through a share capital increase, aimed at providing adequate financial resources to pursue its growth strategy.

The combination of Veolia Transport and Transdev as well as RATP's exit from Transdev's share capital are subject to the usual conditions precedent for this type of transaction and particularly authorization by the relevant competition authorities. The French competition authority authorized RATP to take over the transportation networks belonging to Transdev and Veolia Transport in consideration for its exit from the share capital of Transdev, in which it holds 25.6% of the share capital, as part of the combination.

The Veolia Transport–Transdev combination is also subject to authorization by the French government after clearance by the French “Commission des Participations et des Transferts”.

•	Other partnership operations impacting the Group’s shareholdings

On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had acquired shares in excess of the 5% threshold of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. The General Shareholders’ Meeting of May 7, 2010 approved the appointment of Mr. Olivier Costa de Beauregard, representing Groupe Industriel Marcel Dassault as director and Mr. Thierry Dassault as censor, for a term of four years ending on the date of the General Shareholders’ Meeting held to adopt the financial statements for the year ended December 31, 2013. Finally, the appointment of GIMD, represented by Mr. Olivier Costa de Beauregard, as a member of the Nominations and Compensation Committee and of the Audit Committee of Veolia Environnement was approved by the General Shareholders’ Meeting of May 7, 2010.

On April 16, 2010, the Group and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% share capital in Veolia Environnement with full voting rights. This acquisition reflects the groups' mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave an undertaking to the Group to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar fund, represented by Mr. Yousef Ahmad Al Hammadi, to the Board of Directors was approved by the General Shareholders’ Meeting of May 7, 2010.

The enterprise value of the Group’s financial investments is limited to €322 million as of June 30, 2010. These investments include, in particular, the acquisition of New World Resources Energy (NWR Energy or “Endo”) by Dalkia in the Czech Republic for an enterprise value of €99 million (see above).

In addition, on June 14, 2010, the Group announced the signature of an agreement aimed at allowing Veolia Water to acquire a number of United Utilities' activities in Europe. Veolia Water will acquire a controlling (58%) stake in Sofiyska Voda, the company operating water supply and treatment services for the city of Sofia in Bulgaria, which serves 1.3 million residents. In addition, Veolia Water will become the lead industrial shareholder, with a 26% stake, in AS Tallinna Vesi, a company that provides water supply and treatment services for Tallinn, Estonia, serving over 400,000 residents. It will also take a 33% stake in Aqua SA, the company operating water supply and treatment services for the city of Bielsko Biala and the surrounding area in southern Poland, serving over 300,000 residents. These new developments in Central Europe, particularly with the city of Sofia, will be carried by Veolia Voda, a company in which the EBRD has been a partner since 2007, and in which the International Financial Corporation (IFC) announced the acquisition of a 9.5% stake via a share capital issue in June 2010.

Veolia Environnement Operating and Financial Review as of June 30, 2010

Concomitantly, Veolia Water will acquire a portfolio of outsourcing, industrial engineering and infrastructure contracts in the United Kingdom. In addition to this portfolio of contracts, minority stakes have been acquired in three PFI contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants).
The total price for these acquisitions, which will be carried out through Voda (a company in which the EBRD holds 15% of the share capital) is approximately €199 million in enterprise value. The transaction is subject to customary conditions precedent, including reviews by certain administrative authorities (in particular review by the competition authorities), and the EBRD's approval for Continental Europe (excluding Poland). This ongoing transaction had no impact on the financial statements as at the half-year ended June 30, 2010.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.           Accounting and financial information

2.1         Definitions and accounting context

The consolidated financial statements for the half-year ended June 30, 2010 are prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

•	GAAP (Generally Accepted Accounting Principles) indicators:

Operating cash flow before changes in working capital, as presented in the Cash Flow Statement, is composed of three components: operating cash flow from operating activities (referred to elsewhere and in prior filings as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consists of operating income and expenses received and paid (“cash”); operating cash flow from financing activities includes cash financial items relating to other financial income and expenses; and operating cash flow from discontinued operations is composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

The operating income margin is defined as the operating income as a percentage of revenue from continued operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (expense) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5.

•	Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are indicators relating to the Group’s operating and financial performance and can be defined as follows:

▪	The term “internal growth” (or “at constant exchange rates and consolidation scope”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;
o	new contracts; and/or
o	the acquisition of operating assets allocated to a particular contract or project.

▪
The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

▪	The term “change at constant exchange rates” refers to changes resulting from the application of the prior period’s exchange rates to the current period, all other things being equal.

▪
Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

▪
The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period.

▪
The terms “adjusted operating income” and “adjusted net income attributable to owners of the Company” correspond respectively to operating income and net income attributable to owners of the Company adjusted to exclude goodwill impairments, negative goodwill recognized in net income and certain other items defined as non-recurring. An accounting item is non-recurring if it is unlikely to recur within two years, or if there has been no similar charge or gain within the prior two years and if it substantially changes the economics of one or more cash-generating units.

Veolia Environnement Operating and Financial Review as of June 30, 2010

▪	The operating margin is defined as the ratio of adjusted operating cash flow to revenue from continued operations.

▪	The adjusted operating income margin is defined as the adjusted operating income as a percentage of revenue from continuing operations.

▪
Free Cash Flow represents cash generated (which is equal to the sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital from operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid.

▪
The term “net investment”, as presented in the statement of change in net financial debt, includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), partial purchases net of partial sales resulting from transactions with non-controlling interests that do not result in a gain or loss of control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital subscribed by minority interests.

▪
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

Accounting context

The accounting policies adopted for the preparation of the financial statements for the half-year ended June 30, 2010 are unchanged from those applied to the preparation of the 2009 financial statements, except for the application of new standards or interpretations effective January 1, 2010.

Pursuant to IFRS 5:
▪	The Income Statement for the half-year ended June 30, 2009 was re-presented to include on the line “Net income from discontinued operations” the impact of:
•	the reclassification to discontinued operations of UK transportation activities in the Transportation Division and Renewable Energy activities in the Energy Services Division;

▪	All assets and liabilities of the following balance sheet items were reclassified in assets and liabilities held for sale as of June 30, 2010:
•	transportation activities in Switzerland and the United Kingdom and certain activities in France,
•	renewable energy activities and 15% of the investment in cogeneration activities in the Czech Republic in the Energy Services Division.

Replacement costs

Replacement costs included in cost of sales totaled €148.3 million in the half-year ended June 30, 2009.

Pursuant to an amendment to IAS 7, applicable as of January 1, 2010 replacement costs are no longer eliminated from operating depreciation, amortization, provisions and impairment losses. They are deducted from adjusted operating cash flow and reduce the amount of maintenance-related investments presented in the Statement of change in net financial debt. This amendment does not impact net financial debt, net income or equity.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.2	Revenue

2.2.1	Overview

Half-year ended June 30, 2010 (€ million)	Half-year ended June 30, 2009 Re-presented (*) (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
17,177.3	17,389.3	-1.2%	-1.1%	-2.2%	2.1%

(*) A schedule is presented in the appendix reconciling published consolidated revenue for the half-year ended June 30, 2009 and re-presented consolidated revenue for the same period.

Veolia Environnement consolidated revenue was €17,177.3 million for the half-year ended June 30, 2010, a decline of 1.2% compared to re-presented revenue of €17,389.3 million in the first half of 2009. In the quarter ended March 31, 2010, the company recorded consolidated revenue of €8,794.2 million, a 4.0% decline at current exchange rates compared to the first quarter of 2009. Second quarter 2010 consolidated revenue grew 1.9%.

At constant scope and exchange rates, first half 2010 revenue declined by 1.1% compared to the first half of 2009. This evolution is explained principally by:
▪	diminution in construction works activities, notably due to the completion of certain large construction contracts outside of France in the Water division;
▪	the non-renewal in 2009 of certain significant contracts, notably in the Transportation division;
▪	the decline in energy prices which affected the Energy Services division, representing roughly 0.5% of the Group’s total revenue decline.

On the other hand, Group revenue benefited from the rise in recycled raw materials prices, the stabilization of the economic environment and demand within certain industrial sectors, as well as Veolia’s commercial development.

The decline in revenue resulting from net divestments completed in 2009 amounted to -€383.5 million (i.e. -2.2%) and is composed of -€89.6 million in the Water division, -€210.1 million in the Environmental Services division (principally Veolia Propreté Nettoyage et Multiservices), -€82.5 million in the Energy Services division and -€1.3 million in the Transportation division.

The share of revenue generated outside France in the first half of 2010 was €10,274.3 million, which is 59.8% of total revenue compared to 60.0% through June 30, 2009.

The positive impact of the evolution of average exchange rates in the first half of 2010 was €356.8 million, reflecting essentially the appreciation against the euro of the Australian dollar for €102.7 million, the Eastern and Central European currencies for €69.9 million, the Northern European currencies (Norway and Sweden) for €57.4 million and the U.K. pound sterling for €29.2 million.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.2.2	Revenue by business

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009 re-presented	Change 2010/2009
Water Environmental Services Energy Services Transportation Revenue	5,900.9 4,707.7 3,721.2 2,847.5 17,177.3	6,234.8 4,502.4 3,712.6 2,939.5 17,389.3	-5.4% 4.6% 0.2% -3.1% -1.2%
Revenue at 2009 exchange rates	16,820.5	17,389.3	-3.3%

Water

Half-year ended June 30, 2010 (€ million)	Half-year ended June 30, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
5,900,9	6,234.8	-5.4%	-5.7%	-1.4%	1.7%

The decline in Water division revenue is explained primarily by the diminution of construction works activity. Excluding construction works, revenue was stable.

▪
In France, revenue declined 2.4% compared to the first half of 2009, excluding scope effects, due to the slowdown of Construction activity, as well as a 1% decline in the volume of water distributed compared to 2009, and the end of the contract with the city of Paris.

▪
Outside France, excluding Veolia Water Solutions & Technologies, revenue increased by 0.1%, (+1.1% at constant scope and exchange rates). In Europe, growth was 3.0% at constant scope and exchange rates, due to performance in the United Kingdom and Northern Europe. At constant scope and exchange rates, Asia Pacific revenue declined 4.9% with the completion of the construction of the Gold Coast project (desalination in Australia). In the Africa / Middle East zone, revenue increased by 3.3% at constant scope and exchange rates due primarily to increased volumes during the first half of 2010 and higher rates obtained in 2009.

▪
Veolia Water Solutions & Technologies posted revenue of €955.9 million, down 26.2% at constant scope and exchange rates. Revenue was principally affected by the finalization of certain large Design and Build contracts outside of France, and secondly by the slowdown in activity with industrial clients.

▪	The -1.4% scope effect concerns the Africa / Middle East zone.

Environmental Services

Half-year ended June 30, 2010 (€ million)	Half-year ended June 30, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
4,707.7	4,502.4	4.6%	6.6%	-4.7%	2.7%

The positive movement in recycled raw materials prices (notably in France, Germany and Norway), healthy growth of certain activities in the United States and ramping up of integrated contracts in the United Kingdom contributed to the return of organic growth at +6.6% in the first half of 2010, despite challenges in certain activities associated with industrial clients still affected by the difficult economic environment. Nevertheless, after volume trends that were still marginally negative in the first quarter, the last months have shown an improvement in several activities.

Veolia Environnement Operating and Financial Review as of June 30, 2010

▪
In France, revenue increased 7.0% at constant scope, (-4.0% at current scope due to the divestment of Veolia Propreté Nettoyage et Multi-Services in 2009) due to higher recycled raw materials prices (paper/cardboard and scrap metals) and a moderate recovery in volumes in the 2nd quarter. This progression was achieved despite strong commercial discipline imposed during contract renewals.

▪
Outside France, revenue grew 9.9% (6.2% at constant scope and exchange rates). Germany benefited from higher paper and cardboard prices.  Revenue in the United Kingdom increased 3.8% at constant scope and exchange rates due to the ramp-up of integrated contracts. In North America, 4.9% revenue growth, at constant scope and exchange rates, resulted from disciplined pricing and solid volume levels. In Asia Pacific, 7.6% revenue growth, at constant scope and exchange rates, resulted from recovery in paper recycling activity.

▪
Net divestments in the Environmental Services division in 2009, primarily the activities of Veolia Propreté Nettoyage et Multi-Services in France in August 2009, had an impact on revenue of -4.7% (-€210.1 million in the first half of 2010 compared to June 30, 2009).

Energy services

Half-year ended June 30, 2010 (€ million)	Half-year ended June 30, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
3,721.2	3,712.6	0.2%	0.6%	-2.2%	1.8%

Revenue improved by 0.6%, at constant scope and exchange rates, with the variation principally due to a favorable climate effect in the first quarter, despite an unfavorable impact of lower energy prices (-€82.9 million compared to the first half of 2009).
▪	In France, revenue increased 1.5% due to a slightly more favorable climate environment and despite lower energy prices.
▪	Outside France, revenue was stable at constant scope and exchange rates. Lower electricity prices in Central Europe were counter-balanced by favorable climatic conditions.
▪
Net divestments in the Energy Services division in 2009, primarily the United Kingdom Facilities Management business in August 2009, explains a majority of the -2.2% impact of external growth on division revenue compared to the first half of 2009.

Transportation

Half-year ended June 30, 2010 (€ million)	Half-year ended June 30, 2009 (€ million)	% Change 2010/2009	Internal growth	External growth	Foreign exchange impact
2,847.5	2,939.5	-3.1%	-5.2%	0.0%	2.1%

Revenue decreased by 3.1%. Excluding the impact of non-renewal of the Stockholm, Melbourne and Bordeaux contracts, revenue growth would have been +8.8%.
▪
Revenue in France slightly grew 1.8% at constant scope due to new contracts gains (notably Valenciennes), despite the non-renewal of the Bordeaux contract in May 2009. Revenue was also affected by lower activity in the airport and tourism businesses, primarily due to the economic environment.

▪
Outside France, revenue declined 6.2% (-9.7% at constant scope and exchange rates), despite the ramp-up of developments in North America, the Netherlands and in Germany, due to the non-renewal of the Melbourne contract in December 2009 and the Stockholm contract in November 2009 (-€300m impact on revenue during the first half of 2010).

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.2.3	Revenue by geographical area

Half-year ended June 30, 2010 (€ million)	France	Germany	United Kingdom	Other European Countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,317.1	712.9	287.8	845.1	339.1	125.3	563.2	191.7	518.7	5,900.9
Environmental Services	1,605.3	535.5	741.1	613.0	610.9	280.2	109.7	41.3	170.7	4,707.7
Energy Services	1,806.5	28.9	63.4	1,469.6	153.7	19.5	40.2	42.9	96.5	3,721.2
Transportation	1,174.0	298.3	4.4	715.7	460.0	89.4	43.5	14.8	47.4	2,847.5
Revenue	6,902.9	1,575.6	1,096.7	3,643.4	1,563.7	514.4	756.6	290.7	833.3	17,177.3

Half-year ended June 30, 2009 (€ million)	France	Germany	United Kingdom	Other European Countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,374.4	707.7	320.0	768.7	347.1	130.7	540.1	489.7	556.4	6,234.8
Environmental Services	1,670.2	482.0	726.0	534.3	583.5	204.1	101.8	38.5	162.0	4,502.4
Energy Services	1,761.4	35.6	217.0	1,376.9	148.7	21.0	33.5	34.2	84.3	3,712.6
Transportation	1,156.0	261.7	24.3	723.3	440.8	266.8	25.6	10.7	30.3	2,939.5
Revenue	6,962.0	1,487.0	1,287.3	3,403.2	1,520.1	622.6	701.0	573.1	833.0	17,389.3

Change (€ million)	France	Germany	United Kingdom	Other European Countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	(57.3)	5.2	(32.2)	76.4	(8.0)	(5.4)	23.0	(298.0)	(37.7)	(333.9)
Environmental Services	(64.9)	53.5	15.1	78.7	27.4	76.1	7.9	2.8	8.6	205.3
Energy Services	45.1	(6.7)	(153.6)	92.7	5.0	(1.5)	6.7	8.7	12.0	8.5
Transportation	18.0	36.6	(19.9)	(7.6)	19.2	(177.4)	17.9	4.1	17.1	(92.0)
Revenue	(59.1)	88.6	(190.6)	240.2	43.6	(108.2)	55.6	(282.4)	0.3	(212.0)
Change (%)	-0.8%	6.0%	-14.8%	7.1%	2.9%	-17.4%	7.9%	-49.3%	0.0%	-1.2%
Change at constant exchange rates (%)	-0.8%	5.9%	-17.1%	3.1%	1.9%	-34.6%	3.5%	-50.6%	-3.9%	-3.3%

The impact of the economic environment on revenue trends can vary between geographical areas, particularly depending on the Group’s business mix.

Veolia Environnement Operating and Financial Review as of June 30, 2010

France
Revenue fell 0.8% in the half-year ended June 30, 2010; Water Division activities in France are in line with the slow-down in the Construction business and the 1.0% fall in volumes distributed compared to the first half of 2009 and the non-renewal of the Paris contract.

The Environmental Services Division reported activity growth due to an increase in the price of recycled raw materials (paper/cardboard and metals) in spite of strong commercial discipline.

The Energy Services business was affected by a negative price effect in the first six-months, accompanied by weather conditions slightly more favorable than in 2009. Finally Transportation activities increased in France throughout the first half of 2010, in line with new contracts wins.

United Kingdom
Revenue fell 17.1% in the half-year ended June 30, 2010, excluding exchange rate effects. It benefited from the continued growth of new integrated contracts in the Environmental Services Division, despite a decrease in collection and landfill volumes, offset by a slight downturn in engineering and construction activities in the Water Division.

Revenue in the Energy Services Division fell following the sale of Facilities Management activities in the United Kingdom in the second half of 2009.

Germany
Revenue rose 5.9% in the half-year ended June 30, 2010.  Environmental Services Division activities in Germany benefited from positive price differentials in paper and cardboard. Water Division activities also increased, in particular due to the Braunschweig contract.  The Transportation Division benefited from the ramp-up of certain developments in Germany.

Other European countries
Revenue growth at constant exchange rates was 3.1%.  This was achieved through the development of Energy Services businesses in the Baltic States and Central Europe (positive weather effect) and the good performance of Environmental Services businesses in Norway, tied to positive price differentials in paper/cardboard and metals.

Conversely, growth was dampened by the fall in activity in the Transportation (termination of Stockholm contract) and Water (completion of work on the Brussels contract) Divisions.

United States
The increase of 1.9% at constant exchange rates was due to growth in petroleum activities and the positive impact of recycled raw materials prices in the Environmental Services Division.

Growth in the other sectors was achieved due to new contracts in the Transportation Division and despite a slight downturn in the Water Division.

Oceania
The fall of 34.6% at constant exchange rates was mainly due to the recovery of industrial service activities in the Environmental Services Division in Australia (mainly present in the services and industrial waste sectors), offset by the completion of construction work on the Gold Coast desalination plant in the Water Division and the impact of the loss of the Melbourne contract in the Transportation Division.

Asia
The increase of 3.5% at constant exchange rates was mainly achieved by the Water Division, due to recent developments in China and, to a lesser extent, by the Transportation and Environmental Services Divisions with the start-up of new contracts, mainly in China and Korea (e.g. a new subway line in Seoul in the Transportation Division).

Rest of the world (including the Middle East)
The downturn of 23.0% at constant exchange rates was mainly due to the completion of certain major construction contracts in the Water Division in the Middle East.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.3         Other income statement items

2.3.1	Operating income and adjusted operating cash flow

Adjusted operating cash flow

Adjusted operating cash flow increased 2.7% (0.2% at constant exchange rates) to €1,885.4 million for the six months ended June 30, 2010 versus €1,835.2 million for the six months ended June 30, 2009.
Overall, operating cash flow margin improved 40 basis points to 11.0% in the first half of 2010, versus 10.6% in the first half of 2009.

This improvement is due essentially due to the Environmental Services division, which benefited during the first half of 2010 from:
▪	a strong increase recycled raw materials’ prices, and
▪	the positive effects of the adaptation plan related to the economic environment carried out in 2009,
▪	despite the fact that waste volumes are only recovering moderately and in an uneven manner.

The effects of Veolia’s efficiency plan contributed €132 million to the growth in adjusted operating cash flow.

The positive impact of the evolution of average exchange rates on adjusted operating cash flow was €47.2 million, reflecting principally the appreciation of the Australian dollar for an impact of €10.8 million and the appreciation of Eastern and Central European currencies for an impact of €14.5 million for the half-year ended June 30, 2010.

The following table breaks down adjusted operating cash flow by Division:

	Adjusted operating cash flow
	Half-year ended June 30, 2010	Half-year ended June 30, 2009 re-presented(*)	Change
			Current exchange rates	Constant exchange rates
Water	788.3	808.1	-2.5%	-4.4%
Environmental Services	626.6	539.7	16.1%	13.2%
Energy Services	385.7	373.9	3.2%	0.2%
Transportation	159.2	160.2	-0.6%	-3.8%
Holding companies	(74.4)	(46.7)	59.3%
Adjusted operating cash flow	1,885.4	1,835.2	2.7%
Adjusted operating cash flow at 2009 exchange rates	1,838.2	1,835.2	0.2%

(*) A schedule is presented in the appendix reconciling published adjusted operating cash flow for the half-year ended June 30, 2009 and re-presented adjusted operating cash flow for the same period.

Operating income:

Operating income grew 11.2% to €1,125.2 million in the six months ended June 30, 2010 versus €1,011.5 million in the period ended June 30, 2009. In addition to the change in adjusted operating cash flow, it takes into account:
•	impairment losses recorded on goodwill of €42.8 million,
•
the negative impact of €33 million, compared to €18 million in the half-year ended June 30, 2009, resulting from a reduction in discount rates applied to site rehabilitation provisions in the Environmental Services Division,

•
capital gains on industrial and financial disposals of €171.5 million in the half-year ended June 30, 2010 compared to €36.1 million in the half-year ended June 30, 2009 (including mainly a capital gain of €88.1m related to the divestment of Usti Nad Labem in the Energy Services Division n the half-year ended June 30, 2010).

Veolia Environnement Operating and Financial Review as of June 30, 2010

At the Group level, net charges to operating provisions and to operating depreciation and amortization totaled -€879.6 million for the half-year ended June 30, 2010, compared to -€855.2 million for the half-year ended June 30, 2009.

Adjusted operating income:

Adjusted operating income grew by 6.6% to €1,078.2 million in the six months ended June 30, 2010 versus €1,011.5 million in the first half of 2009. It includes capital gains on industrial and financial disposals of €83.4 million in the half-year ended June 30, 2010 compared to €36.1 million in the half-year ended June 30, 2009.

Adjusted operating income margin improved from 5.8% in the first half of 2009, to 6.3% in the first half of 2010. Changes in operating income and adjusted operating income break down as follows:

	Operating income				Adjusted operating income
	Half-year ended June 30, 2010	Half-year ended June 30, 2009 re-presente (*)	% Change	% change at constant exchange rates	Half-year ended June 30, 2010	Half-year ended June 30, 2009 re-presented (*)	% Change	% change at constant exchange rates
Water	590.2	596.4	-1.0%	-3.3%	590.2	596.4	-1.0%	-3.3%
Environmental Services	251.7	134.3	87.4%	81.5%	250.6	134.3	86.6%	80.7%
Energy Services	333.9	255.6	30.6%	25.8%	267.9	255.6	4.8%	1.6%
Transportation	28.1	81.2	-65.4%	-66.1%	48.2	81.2	-40.6%	-43.7%
Holding companies	(78.7)	(56.0)	40.5%		(78.7)	(56.0)	40.5%
Total	1,125.2	1,011.5	11.2%	7.9%	1,078.2	1,011.5	6.6%	3.5%
Total at 2009 exchange rates	1,091.2	1,011.5			1,046.4	1,011.5

(*) A schedule is presented in the appendix reconciling published operating income for the half-year ended June 30, 2009 and re-presented operating income for the same period.

Veolia Environnement Operating and Financial Review as of June 30, 2010

The following tables show reconciliations of adjusted operating income to operating income for the half-years ended June 30, 2010 and June 30, 2009:

Half-year ended June 30, 2010	Adjusted	Adjustments		Total
(€ million)		Impairment losses**	Other*
Water	590.2	-	-	590.2
Environmental Services	250.6		1.1	251.7
Energy Services	267.9	(22.7)	88.7	333.9
Transportation	48.2	(20.1)		28.1
Holding companies	(78.7)			(78.7)
Total	1,078.2	(42.8)	89.8	1,125.2
* Mainly the capital gain realized on the sale of cogeneration activities in the Czech Republic in the Energy Services Division.
** Mainly impairment losses recognized on activities in the Energy Services Division (€22.7 million) and in the Transportation Division (€20.1 million)

Half-year ended June 30, 2009 re-presented	Adjusted	Adjustments		Total
(€ million)		Impairment losses	Other*
Water	596.4	-	-	596.4
Environmental Services	134.3	-	-	134.3
Energy Services	255.6	-	-	255.6
Transportation	81.2	-	-	81.2
Holding companies	(56.0)	-	-	(56.0)
Total	1,011.5			1,011.5
* Mainly negative goodwill recognized in profit or loss.

Analysis by Division:

Water
Adjusted operating cash flow declined 4.4% at constant exchange rates (-2.5% at current exchange rates) to €788.3 million in the six months ended June 30, 2010 compared to €808.1 million in the six months ended June 30, 2009.

The operating cash flow margin (ratio of adjusted operating cash flow to revenue) increased from 13.0% in the first half of 2009 to 13.4% in the first half of 2010, which benefited from higher margins on construction activities and a favorable mix effect.

▪
In France, adjusted operating cash flow was affected by the end of the contract with the city of Paris, the phasing of replacement costs, which penalized the first half of 2010 compared to the first half of 2009, by the decline in volumes, and by the end of the Vivendi Universal indemnity payments (€17.6 million). Operating cash flow benefited from new productivity gains in a context of limited inflation.

▪
Outside France, the improvement in adjusted operating cash flow was significant, principally in Asia / Oceania due to the ramp-up of new contracts and in the Africa / Middle East zone, due principally to higher volumes and higher rates obtained in 2009.

▪	Finally, the adjusted operating cash flow of Veolia Water Solutions & Technologies improved due to productivity efforts and the favorable resolution at the end of contracts.

The impact of the Efficiency Plan on the six months ended June 30, 2010 amounted to €38 million.

Adjusted operating income declined 1.0% (-3.3% at constant exchange rates) to €590.2 million in the half-year ended June 30, 2010 versus €596.4 million in the half-year ended June 30, 2009.

Veolia Environnement Operating and Financial Review as of June 30, 2010

Other than the variation in adjusted operating cash flow, the Water division‘s adjusted operating income benefited from an increase in results associated with the divestments of industrial and financial assets, which were particularly favorable in the first half of 2010.

Net charges to operating provisions totaled €7.4 million for the half-year ended June 30, 2010, compared to €16.2 million for the half-year ended June 30, 2009. Net charges to operating depreciation and amortization totaled €253.0 million for the half-year ended June 30, 2010, compared to €240.2 million expensed during the half-year ended June 30, 2009.

Overall, the adjusted operating income margin (adjusted operating income / revenue) improved from 9.6% in the first half of 2009 to 10.0% in the first half of 2010.

Environmental Services
Adjusted operating cash flow increased 16.1% (13.3% at constant exchange rates) to €626.6 million in the six months ended June 30, 2010 compared to €539.7 million in the six months ended June 30, 2009. In the context of stabilized global volumes during the first half of 2010, with initial signs of recovery at the end of the period, this improvement is explained by:
•
higher recycled raw materials prices (paper and scrap metal) compared to the first half of 2009, which positively impacted operational performances in the division’s principal countries (France, United Kingdom, Germany, Australia and the United States); and

•	positive effects of the Efficiency Plan (€43 million).

Adjusted operating cash flow margin increased markedly from 12.0% for the six months ended June 30, 2009 to 13.3% for the six months ended June 30, 2010.

Adjusted operating income increased 86.6% (80.7% at constant exchange rates) to €250.6 million in the first half of 2010 versus €134.3 million in the corresponding period in 2009.

The variation in adjusted operating income reflects:
•	an impairment charge of €35 million on operating financial assets in Italy booked in the first half of 2009; and
•
the negative effect related to the reduction in discount rate utilized at June 30 each year to calculate the provisions for site remediation which resulted in a variation of -€15 million compared to the first half of 2009.

Net charges to operating provisions totaled €13.0 million for the half-year ended June 30, 2010, compared to €24.1 million for the half-year ended June 30, 2009. Net charges to operating depreciation and amortization totaled €405.7 million for the half-year ended June 30, 2010, compared to €385.4 million for the half-year ended June 30, 2009, including the -€15 million impact of the discounting of site rehabilitation provisions.

The adjusted operating income margin improved from 3.0% in the first half of 2009 to 5.3% in the first half of 2010.

Energy Services
Adjusted operating cash flow increased by 3.2% (0.1% at constant exchange rates) to €385.7 million in the six months ended June 30, 2010 versus €373.9 million in the six months ended June 30, 2009. Energy Services division adjusted operating cash flow benefited in France from a positive climate effect. Outside France the evolution of adjusted operating cash flow was driven by a positive climate impact, which was offset by an unfavorable price effect, notably in Central Europe.

The impact of the Efficiency Plan was €31 million in the half-year ended June 30, 2010.

The operating cash flow margin increased from 10.1% in the first half of 2009 to 10.4% in the first half of 2010.

Adjusted operating income increased by 4.8% (+1.6% at constant exchange rates) to €267.9 million in the six months ended June 30, 2010 versus €255.6 million in the six months ended June 30, 2009.

Veolia Environnement Operating and Financial Review as of June 30, 2010

Net charges to operating provisions totaled €1.6 million for the half-year ended June 30, 2010, compared to €10.6 million for the half-year ended June 30, 2009. Net charges to operating depreciation and amortization totaled €120.3 million for the half-year ended June 30, 2010, compared to €109.8 million for the half-year ended June 30, 2009.

Overall, the adjusted operating income margin improved from 6.9% in the first half of 2009 to 7.2% in the first half of 2010.

Transportation
Adjusted operating cash flow declined by 0.6% (-3.8% at constant exchange rates) to €159.2 million in the six months ended June 30, 2010 versus €160.2 million in the six months ended June 30, 2009.

The stability of adjusted operating cash flow is related to the recovery of operations that previously had insufficient profitability, and productivity gains (notably in Germany, Asia and North America), which compensated for the loss of the contribution from contracts that were not renewed, a decline in airport and tourist activity, as well as costs associated with the launch of operations on the Rabat contract. The net impact of hedges against the rise in fuel prices is estimated to be approximately +€1.1 million in the first half of 2010 compared to the same period in 2009.

The impact of the Efficiency Plan was €18 million in the six months ended June 30, 2010.

The operating cash flow margin increased from 5.4% in the first half of 2009 to 5.6% in the first half of 2010.

Adjusted operating income declined 40.7% (-43.8% at constant exchange rates) to €48.2 million in the six months ended June 30, 2010 versus €81.2 million in the six months ended June 30, 2009, which includes capital gains associated with divestments completed during the first quarter of 2009.

Net charges to operating provisions totaled €10.3 million for the half-year ended June 30, 2010, compared to €28.8 million for the half-year ended June 30, 2009. Net charges to operating depreciation and amortization totaled €125.8 million for the half-year ended June 30, 2010, compared to €121.8 million for the half-year ended June 30, 2009.

Overall, the adjusted operating income margin decreased from 2.8% in the first half of 2009 to 1.7% in the first half of 2010.

holding Companies
Adjusted operating cash flow of holdings companies amounted to (€74.4) millions in the six months ended June 30, 2010 versus (€46.7) million in the six months ended June 30, 2009. The change in these costs is due to increased information technology and research costs.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.3.2	Net finance costs

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009 re-presented
Income	53.6	47.0
Expenses	(461.5)	(423.6)
Net finance costs	(407.9)	(376.6)
Other financial income and expenses	(35.1)	(29.9)

The cost of net financial debt increased to €407.9 million in the first half of 2010, versus €376.6 million for 2009, despite the decrease in average net debt from €16.9 billion at June 30, 2009 to €15.5 billion at June 30, 2010. The financing rate (defined as the cost of net financial debt excluding variations in the fair value of instruments not qualifying as hedges, divided by the monthly average net financial debt over the period) increased from 4.47% in the six months ended June 30, 2009 to 5.06% in the six months ended June 30, 2010, in line with the second half of 2009.  The increase in net finance costs was due to:

•	the fall in short-term floating rates, limited by the decrease in the return on cash management;

•	the impact of the increase in inflation on the cost of an indexed borrowing;

•	the six-month impact of bond issuances carried out in April and June 2009;

•	exchange rate impacts (mainly on the pound sterling).

2.3.3	Income tax expense

The income tax expense for the half-year ended June 30, 2010 was €188.2 million, compared to €198.3 million for the half-year ended June 30, 2009.

As a percentage of net income from continuing operations re-presented for this income tax expense and the net income of associates, the effective tax rate was 27.6% for the first half of 2010, compared to 32.8% for the first half of 2009, reflecting the impact of capital gains within results which are taxable at lower rates.

The decrease in the income tax expense and tax rate for the first half of 2010 was due to:

-	the low rate of taxation of capital gains on disposals of financial assets,

-	the partial capitalization of tax losses corresponding to the expected utilization of these losses by the US tax group, contrary to the first half of 2009;

-
a low income tax expense for the French tax group, without recognition of a deferred tax asset, due to the economic outlook, particularly in the Environmental Services Division, the fall in income from loans granted by companies in this tax group and the exit of French subsidiaries from the Transportation Division.

2.3.4	Share of net income of associates

The share of net income of associates increased from €7.1 million for the half-year ended June 30, 2009 to €8.7 million for the half-year ended June 30, 2010.

2.3.5	Net income (loss) from discontinued operations

The net loss from discontinued operations totaled €67.6 million for the half-year ended June 30, 2009, compared to a net income of €42.8 million for the half-year ended June 30, 2010. The net income in the first half of 2010 was mainly due to the gain realized on the divestiture of the operating contract for the Miami-Dade Waste-to-Energy plant in the Environmental Services Division in February 2010. It also includes the net income/(loss) of activities in the United Kingdom in the Transportation Division and Renewable Energy activities in the Energy Services Division, which were in the course of divestment at the period end.

Veolia Environnement Operating and Financial Review as of June 30, 2010

2.3.6	Net income attributable to non-controlling interests

Net income attributable to non-controlling interests was €171.3 million for the half-year ended June 30, 2010, compared to €125.9 million for the half-year ended June 30, 2009. This item mainly concerns minority shareholders in subsidiaries in the Water Division (€75.0 million), the Environmental Services Division (€4.9 million), the Energy Services Division (€93.6 million) and the Transportation Division (-€3.5 million). The increase in net income attributable to non-controlling interests is mainly related to the share in capital gains owed to minority shareholders in the Energy Services Division.

2.3.7	Net income attributable to owners of the Company

Net income for the year attributable to owners of the Company totaled €374.2 million in the half-year ended June 30, 2010, compared to €220.3 million in the half-year ended June 30, 2009. Adjusted net income attributable to owners of the Company was €306.2 million in the half-year ended June 30, 2010, compared to €287.3 million in the half-year ended June 30, 2009 (re-presented for discontinued operations).

Given the weighted average number of shares outstanding of 479.4 million in the first-half of 2010 and 464.2 million in the first-half of 2009, earnings per share attributable to owners of the Company (basic and diluted) was €0.78, compared to €0.47 in the first-half of 2009. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.64 in the first-half of 2010, compared to €0.62 in the first-half of 2009.

The following table shows a reconciliation of adjusted net income attributable to owners of the Company for the half-year ended June 30, 2010:

Half-year ended June 30, 2010 (€ million)	Adjusted	Adjustments	Total
Operating income	1,078.2	47.0	1,125.2
Net finance costs	(407.9)		(407.9)
Other financial income and expenses	(35.1)		(35.1)
Income tax expense	(188.2)		(188.2)
Share of net income of associates	8.7		8.7
Net income/(loss) from discontinued operations		42.8	42.8
Non-controlling interests	(149.5)	(21.8)	(171.3)
Net income attributable to owners of the Company	306.2	68.0	374.2

Veolia Environnement Operating and Financial Review as of June 30, 2010

The following table shows a reconciliation of adjusted net income attributable to owners of the Company for the half-year ended June 30, 2009:

Half-year ended June 30, 2009 re-presented (€ million)	Adjusted	Adjustments	Total
Operating income	1,011.5	-	1,011.5
Net finance costs	(376.6)	-	(376.6)
Other financial income and expenses	(29.9)	-	(29.9)
Income tax expense	(198.3)	-	(198.3)
Share of net income of associates	7.1	-	7.1
Net income/(loss) from discontinued operations	-	(67.6)	(67.6)
Non-controlling interests	(126.5)	0.6	(125.9)
Net income attributable to owners of the Company	287.3	(67.0)	220.3
Published net income attributable to owners of the Company	276.5	(56.2)	220.3

Veolia Environnement Operating and Financial Review as of June 30, 2010

3.           Financing

The following table summarizes the change in net financial debt, the cash flow statement and the reconciling amounts between both statements for the half-years ended June 30, 2010 and June 30, 2009.

Half-year ended June 30, 2010:

(€ million)	Statement of change in net financial debt	Reconciling items	Cash flow statement
Operating cash flow before changes in working capital	1,878	-	1,878
Income taxes paid	(197)	-	(197)
Changes in working capital	(382)	-	(382)
Net cash from operating activities	1,299	-	1,299
New operating financial assets (1)	(159)	-	(159)
Capital expenditure net of grants (1)	(850)	5	(845)
Financial investments (2)	(322)	5	(317)
Transactions with non-controlling interests: partial purchases (3)	(2)	2	-
Industrial and financial divestitures (2)	565	(35)	530
Transactions with non-controlling interests: partial sales (3)	93	(93)	-
Principal payments on operating financial assets	215	-	215
Net cash used in investing activities (in the statement of change in net financial debt)	(460)		N/A(a)
Dividends received	8	-	8
(Increase)/decrease in receivables and other financial assets	(27)	-	(27)
Net cash used in investing activities (in the cash flow statement)	N/A(a)	(116)	(595)
Net increase/(decrease) in current borrowings	-	(649)	(649)
New non-current borrowings and other debt	-	334	334
Principal payments on non-current borrowings and other debt	-	(56)	(56)
Issue of share capital by the non-controlling interests (4)	108	-	108
Other share capital changes (4)	-		-
Dividends paid	(709)	-	(709)
Interest paid (5)	(352)	(155)	(507)
Transactions with non-controlling interests: partial purchases (3)	-	(2)	(2)
Transactions with non-controlling interests: partial sales (3)	-	93	93
Net cash from (used in) financing activities	(953)	(435)	(1,388)
Effect of foreign exchange rate changes and other	(767)	893	126
Change	(900)	342	(558)
Net financial debt/Net cash at the beginning of the year	(15,127)		5,160
Net financial debt/Net cash at the end of the year	(16,027)		4,602
(a): The symbol N/A denotes that this figure in the table does not correspond to the definition of net cash flow from/(used in) investing activities in the cash flow statement or the statement of change in net financial debt. In the half-year ended June 30, 2010, net cash used in investing activities in the Cash flow statement and the Statement of change in net financial debt totaled €(595) million and €(460) million, respectively.

(1): The reconciling items correspond to assets purchased under finance leases not included in investments in the Cash flow statement pursuant to IAS 7.
(2): In the Statement of change in net financial debt column, amounts are shown in enterprise value (net financial debt of companies acquired or divested), whereas in the Cash flow statement column, amounts reflect share value, including cash.

Veolia Environnement Operating and Financial Review as of June 30, 2010

(3) Pursuant to the application of an amendment of IAS 7, Cash flow statements, applicable from January 1, 2010, transactions with non-controlling interests that do not result in a gain or loss of control (partial purchases and sales) are presented in financing activities in the cash flow statement (previously presented in investing activities). They remain presented in investing activities in the Statement of change in net financial debt.
(4): The Cash flow statement includes all the capital increases subscribed by non-controlling interests or the parent company Veolia Environnement, whereas the Statement of change in net financial debt only includes the portion of increases subscribed by non-controlling interests.
(5): The reconciling items correspond to accrued interest on current and non-current borrowings.

Veolia Environnement Operating and Financial Review as of June 30, 2010

Half-year ended June 30, 2009:

(€ million)	Statement of change in net financial debt	Reconciling items	Cash flow statement
Operating cash flow before changes in working capital	1,836	-	1,836
Income taxes paid	(218)	-	(218)
Changes in working capital	(114)	-	(114)
Net cash from operating activities	1,504	-	1,504
New operating financial assets (1)	(242)	3	(239)
Capital expenditure net of grants (1)	(1,026)	6	(1,020)
Financial investments (2)	(248)	124	(124)
Transactions with non-controlling interests: partial purchases (3)	-	-	-
Industrial and financial divestitures (2)	181	(16)	165
Transactions with non-controlling interests: partial sales (3)	30	(30)	-
Principal payments on operating financial assets	263	-	263
Net cash used in investing activities (in the statement of change in net financial debt)	(1,042)		N/A(a)
Dividends received	9	-	9
(Increase)/decrease in receivables and other financial assets	62	-	62
Net cash used in investing activities (in the cash flow statement)	N/A(a)	87	(884)
Net increase/(decrease) in current borrowings		(639)	(639)
New non-current borrowings and other debt		2,915	2,915
Principal payments on non-current borrowings and other debt		(1,183)	(1,183)
Issue of share capital by the non-controlling interests (4)	57	-	57
Other share capital changes (4)	2	-	2
Dividends paid	(402)	-	(402)
Interest paid (5)	(347)	(84)	(431)
Transactions with non-controlling interests: partial purchases (3)	-	-	-
Transactions with non-controlling interests: partial sales (3)	-	30	30
Net cash from (used in) financing activities	(690)	1,039	349
Effect of foreign exchange rate changes and other	(142)	127	(15)
Change	(299)	1,253	954
Net financial debt/Net cash at the beginning of the year	(16,528)		3,384
Net financial debt/Net cash at the end of the year	(16,827)		4,338
(a): The symbol N/A denotes that this figure in the table does not correspond to the definition of net cash flow from/(used in) investing activities in the cash flow statement or the statement of change in net financial debt. In the half-year ended June 30, 2009, net cash used in investing activities in the Cash flow statement and the Statement of change in net financial debt totaled €(884) million and €(1,042) million, respectively.

(1): The reconciling items correspond to assets purchased under finance leases not included in investments in the Cash flow statement pursuant to IAS 7.
(2): In the Statement of change in net financial debt column, amounts are shown in enterprise value (net financial debt of companies acquired or divested), whereas in the Cash flow statement column, amounts reflect share value, including cash.
(3): Pursuant to the application of an amendment of IAS 7, Cash flow statements, applicable from January 1, 2010, transactions with non-controlling interests that do not result in a gain or loss of control (partial purchases and sales) are presented in financing activities in the cash flow statement (previously presented in investing activities). They remain presented in investing activities in the Statement of change in net financial debt.
(4): The Cash flow statement includes all the capital increases subscribed by non-controlling interests or the parent company Veolia Environnement, whereas the Statement of change in net financial debt only includes the portion of increases subscribed by non-controlling interests.

Veolia Environnement Operating and Financial Review as of June 30, 2010

(5): The reconciling items correspond to accrued interest on current and non-current borrowings.

3.1         Cash flow from operations before changes in working capital

Cash flow from operations before changes in working capital totaled €1,877.5 million for the first half of 2010 (see Section 2.3.1), including adjusted operating cash flow amounting to €1,885.4 million (compared to €1,835.2 million for the first half of 2009 re-presented), -€6.4 million from financing activities (compared to €6.9 million for the first half of 2009 re-presented) and -€1.5 million from discontinued operations (compared to -€6.1 million for the first half of 2009, re-presented).

3.2         Net investment flows

Net investment flows for the half-years ended June 30, 2010 and June 30, 2009 break down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Net cash from/(used in) investing activities in the cash flow statement	(595)	(884)
New operating financial assets	-	(3)
Capital expenditure net of grants	(5)	(6)
Financial investments	(5)	(124)
Transactions with non-controlling interests: partial purchases	(2)	-
Industrial and financial divestitures	35	16
Transactions with non-controlling interests: partial sales	93	30
Dividends received	(8)	(9)
Increase (decrease) in receivables and other financial assets	27	(62)
Net cash from / (used in) investing activities in the statement of change in net financial debt	(460)	(1,042)
Issue of share capital by the non-controlling interests	108	57
Total net investments	(352)	(985)

Veolia Environnement Operating and Financial Review as of June 30, 2010

3.2.1           Net investments

Half-year ended June 30, 2010:
(€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Capital expenditure (1)	313	263	113	142	19	850
Financial investments (2)	107	33	179	2	1	322
New operating financial assets	110	12	19	18	-	159
Transactions with non-controlling interests – partial purchases	-	-	2	-	-	2
Total Gross Investments	530	308	313	162	20	1,333
Industrial divestitures	(14)	(23)	(6)	(27)	(2)	(72)
Financial divestitures (3)	(205)	(131)	(156)	(1)	-	(493)
Transactions with non-controlling interests - partial sales	-	-	(92)	(1)	-	(93)
Issue of share capital to non-controlling interests	(104)	(1)	(3)	-	-	(108)
Total divestitures	(323)	(155)	(257)	(29)	(2)	(766)
Principal payments on operating financial assets	(106)	(19)	(71)	(19)	-	(215)
Total Net Investments	101	134	(15)	114	18	352

(1) Includes assets purchased under finance leases.
(2) Includes cash and cash equivalents of companies acquired.
(3) Includes cash and cash equivalents of companies divested.

Veolia Environnement Operating and Financial Review as of June 30, 2010

Half-year ended June 30, 2009:
(€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Capital expenditure (1)	247	357	126	269	27	1,026
Financial investments (2)	72	19	97	59	1	248
New operating financial assets	145	42	49	6	-	242
Transactions with non-controlling interests – partial purchases	-	-	-	-	-	-
Total Gross Investments	464	418	272	334	28	1,516
Industrial divestitures	(18)	(17)	(3)	(98)	(1)	(137)
Financial divestitures (3)	(19)	(4)	(6)	(8)	(7)	(44)
Transactions with non-controlling interests - partial sales	(18)	-	-	(12)	-	(30)
Issue of share capital to non-controlling interests	(23)	(4)	(10)	(20)	-	(57)
Total divestitures	(78)	(25)	(19)	(138)	(8)	(268)
Principal payments on operating financial assets	(124)	(50)	(82)	(7)	-	(263)
Total Net Investments	262	343	171	189	20	985

(1) Includes assets purchased under finance leases.
(2) Includes cash and cash equivalents of companies acquired.
(3) Includes cash and cash equivalents of companies divested.

The Group continues to apply selective investment criteria while preserving capital expenditures investments as required by contractual terms or required maintenance.

(i) : Capital expenditure

Capital expenditures (including assets purchased under finance leases) amounted to €850 million in the first half of 2010, compared to €1,026 million in the first half of 2009, and relate to the following:
•
€313 million in the Water Division (up 26.7% compared to the first half of 2009), including €197 million in growth investments and €116 million in maintenance-related investments (€247 million in the first half of 2009). Growth investments mainly concerned concession assets in France, China and Morocco.

•
€263 million in the Environmental Services Division (down 26.3% compared to the first half of 2009), including €74 million in growth investments and €189 million in maintenance-related investments (€357 million in the first half of 2009). The decrease in capital expenditure was due to the adaptation of the Environmental Services Division to the economic crisis.

•
€113 million in the Energy Services Division (down 10.3% compared to the first half of 2009), including €73 million in growth investments and €40 million in maintenance-related investments (€126 million in the first half of 2009).

•
€142 million in the Transportation Division (down 47.2% compared to the first half of 2009), including €39 million in growth investments and €103 million in maintenance-related investments (€269 million in the first half of 2009). The amount of capital expenditure takes into account the greater reliance on operating leases. Capital expenditure in the first-half of 2009 included the acquisition of the Jean Nicoli boat in the amount of €75 million (SNCM).

Veolia Environnement Operating and Financial Review as of June 30, 2010

Maintenance-related investments totaled €458 million in the first half of 2010 (2.7% of total revenue), compared to €710 million in the first half of 2009 (4.1% of total revenue).

(ii) : Financial investments

Financial investments totaled €322 million in the half-year ended June 30, 2010, compared to €248 million in the half-year ended June 30, 2009. The main financial investment was the acquisition of New World Resources Energy (NWR Energy or “ENDO”) for an enterprise value of €99 million as part of the reorganization of the Group’s activities in the Czech Republic in the Energy Services Division.

(iii) : New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets totaled €159 million in the half-year ended June 30, 2010, compared to €242 million in the half-year ended June 30, 2009, and are composed of the following:
•	€110 million in the Water Division, mainly comprising new operating financial assets under the Berlin contract and certain investments in Asia (China and Korea) and the Middle East (Abu Dhabi).
•	€12 million in the Environmental Services Division, representing a decrease of €30 million compared to the half-year ended June 30, 2009 and comprising various investments in Europe.
•	€19 million in the Energy Services Division, down €30 million compared to the half-year ended June 30, 2009.
•	€18 million in the Transportation Division primarily for new operating financial assets under the Valenciennes contract.

(iv) : Transactions with non-controlling interests: partial purchases

Partial purchases with shareholders that do not result in a gain or loss of control totaled €2 million in the half-year ended June 30, 2010.

(v) : Divestitures
Divestitures amounted to €565 million, compared to €181 million in the half-year ended June 30, 2009. In the first half of 2010 they comprised:
•	€72 million of industrial divestitures, including €23 million in the Environmental Services Division and €27 million in the Transportation Division;
•	€493 million of financial divestitures, including:
▪	the Miami-Dade Waste-to-Energy contract in the United States in the Environmental Services Division for €93 million;
▪	the activities of the Environmental Services Division in Ireland for €30 million
▪	the divestiture of 85% of the investment in Dalkia Usti nad Labem for €143 million (Group share)

(vi) : Transactions with non-controlling interests: partial sales
Partial sales with shareholders that do not result in a gain or loss of control totaled €93 million for the half-year ended June 30, 2010. These mainly concerned the reorganization of Group activities in the Czech Republic in the Energy Services Division.

(vii) : Principal payments on operating financial assets

Principal payments on operating financial assets totaled €215 million in the half-year ended June 30, 2010 (including €106 million in the Water Division and €71 million in the Energy Services Division), compared to €263 million in the half-year ended June 30, 2009.

(viii) : Issues of share capital to non-controlling interests (minority interests)
Issues of share capital to non-controlling interests totaled €108 million in the half-year ended June 30, 2010, compared to €57 million in the half-year ended June 30, 2009. These mainly concerned the Water Division, following the acquisition by IFC of an investment in Veolia Voda by way of a share capital issue carried out in June 2010.

Veolia Environnement Operating and Financial Review as of June 30, 2010

3.3         Working capital
The deterioration in operating working capital requirements totaled -€382 million for the half-year ended June 30, 2010, due to:
•	the seasonal nature of activities in the Energy Services Division primarily,
•	the reversal of temporary favorable events at the end of 2009,
•	offset by the continuation of targeted action plans for trade receivables in certain countries.

3.4         Net cash from/(used in) financing activities
Net cash from/(used in) financing activities in the Statement of change in net financial debt for the half-years ended June 30, 2010 and June 30, 2009, breaks down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009	Change
Issue of share capital to non-controlling interests	108	57	51
Other share capital changes	-	2	(2)
Dividends paid	(709)	(402)	(307)
Interest paid	(352)	(347)	(5)
Net cash from/(used in) financing activities	(953)	(690)	(263)

Net cash used in financing activities in the Statement of change in financial debt totaled €953 in the half-year ended June 30, 2010, compared to €690 million in the half-year ended June 30, 2009.
The main variations between 2010 and 2009 were due to:
•	the issuance of share capital to non-controlling interests, mainly in the Water Division following the acquisition of an investment in Veolia Voda by IFC in June 2010,
•
the increase in dividends paid, following the reduced number of shareholders opting to receive dividend payment in the form of shares and an increase in the share of third parties receiving dividend distributions from subsidiaries.

Net cash from/(used in) financing activities in the Cash flow statement for the half-years ended June 30, 2010 and June 30, 2009, breaks down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009	Change
Net income/(decrease) in current borrowings	(649)	(639)	(10)
New non-current borrowings and other debt	334	2,915	(2,581)
Principal payments on non-current borrowings and other debt	(56)	(1,183)	1,127
Issue of share capital to non-controlling interests	108	57	51
Other share capital changes	-	2	(2)
Dividends paid	(709)	(402)	(307)
Interest paid	(507)	(431)	(76)
Transactions with non-controlling interests: partial acquisitions	(2)	-	(2)
Transactions with non-controlling interests: partial divestitures	93	30	63
Net cash from/(used in) financing activities	(1,388)	349	(1,737)

Net cash used in financing activities in the Cash flow statement totaled €1,388 million in the half-year ended June 30, 2010, compared to net cash from financing activities of €349 million in the half-year ended June 30, 2009, representing a decrease of €1,737 million.

Veolia Environnement Operating and Financial Review as of June 30, 2010

This variation was mainly due to:

▪
a €2,581 million decrease over the period in new non-current borrowings and other debts in the cash flow statement. In the half-year ended June 30, 2009, Veolia Environnement carried out new bond issuances under its EMTN (Euro Medium Term Notes) program in the amount of €2,250 million, but carried out no new issuances in the first half of 2010;

▪	a €1,127 million decrease in principal payments on non-current borrowings and other debts. The euro syndicated loan was repaid in the amount of €800 million in April 2009.

For more details on the Group’s financing policy, please refer to Section 3.6 “External financing.”

3.5         Other changes

3.5.1	Change in receivables and other financial assets

The decrease of €27 million is mainly due to the reduction in the non-group share of loans to Dalkia International and its subsidiaries granted by the Group in 2010, and the pre-financing of locomotives in the Transportation Division.

3.5.2	Dividends paid

Dividends paid include dividends paid by the parent company of €501 million (€580 million net of the share dividend distribution of €79 million) and dividends paid to non-controlling interests of €208 million.

3.6         External financing

3.6.1	Ratings awarded by rating agencies

As of June 30, 2010, Moody’s and Standard & Poor’s rated Veolia Environnement as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On July 8, 2010, Moody’s confirmed the ratings assigned to Veolia Environnement on June 27, 2005, maintaining the negative outlook assigned on March 26, 2009.
Standard and Poor's	A-2	BBB+	Stable	On April 21, 2010, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005, and upgraded the outlook from negative to stable.

Veolia Environnement Operating and Financial Review as of June 30, 2010

3.6.2	Group liquidity position

Liquid assets of the Group as of June 30, 2010 and December 31, 2009 break down as follows:

(€n million)	As of June 30, 2010	As of December 31, 2009
Veolia Environnement:
Undrawn MT syndicated loan	3,667.7	3,694.6
Undrawn MT credit lines	400.0	400.0
Undrawn ST credit lines	575.0	575.0
Cash and cash equivalents	3,290.6	4,091.2
Subsidiaries:
Cash and cash equivalents	1,767.4	1,523.2
Total liquid assets	9,700.7	10,284.0
Current debts and bank overdrafts and other cash position items
Current debts	2,954.9	2,983.1
Bank overdrafts and other cash position items	456.1	454.9
Total current debts and bank overdrafts and other cash position items	3,411.0	3,438.0
Total liquid assets net of current debts and bank overdrafts and other cash position items	6,333.9	6,846.0

Veolia Environnement SA cash surpluses (€6.3 billion as of June 30, 2010) are managed with the objectives of maintaining return rates close to those of the money market, avoiding exposure to capital risk and maintaining a low level of volatility. The investment supports are mainly UCITS, negotiable debt securities (bank certificates of deposit and treasury notes) and related instruments.

Undrawn credit lines as of June 30, 2010 are as follows:

Bank	Amount in € millions	Maturity
CACIB	100	04/16/2013
NATIXIS	150	03/31/2012
BNP Paribas	150	03/02/2012
HSBC	100	06/30/2011
RBS formerly ABN	100	12/29/2010
SG	150	12/23/2010
RBS	125	12/20/2010
CIC / BFCM	100	11/15/2010
Total	975

The €100 million line of credit with CACIB which matured on March 4, 2010 was renewed in the same amount, with a new maturity of April 16, 2013.  Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Veolia Environnement Operating and Financial Review as of June 30, 2010

3.6.3	Net financial debt structure

The net financial debt structure as of June 30, 2010 is as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Non-current borrowings	18,303.7	17,647.3
Current borrowings	2,954.9	2,983.1
Bank overdrafts and other cash position items	456.1	454.9
Sub-total borrowings	21,714.7	21,085.3
Cash and cash equivalents	(5,058.0)	(5,614.4)
Fair value gains/losses on hedge derivatives	(629.4)	(343.2)
Net financial debt	16,027.3	15,127.7

3.6.4	Maturity of non-current borrowings

Group non-current borrowings fall due as follows as of June 30, 2010:

(€ million)	Amount	Maturity of Non-Current Borrowings
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	13,976.9	2,853.0	2,396.4	8,727.5
Bank borrowings	4,326.8	1,420.4	680.1	2,226.3
Non-current borrowings	18,303.7	4,273.4	3,076.5	10,953.8

3.6.5	Information on early debt repayment clauses

As of June 30, 2010, the Group complied with all the covenants included in the documentation of significant financing agreements. With regard to the Aquiris project (Brussels wastewater treatment plant), the project debt was refinanced in full on May 17, 2010 using the Group treasury note program (€169 million).

There was no change in the project financing (€81 million as of June 30, 2010) which did not comply with a covenant as of December 31, 2009 (calculation of the covenant not required at the half-year end).

4.           Objectives and outlook

Based on the results achieved throughout the first half of 2010, Veolia Environnement confirms the objectives set for 2010:
•	achieve adjusted operating income improvement,
•	generate positive free cash flow after dividend payment (excluding the planned combination project between Veolia Transport and Transdev),
•	realize €250 million in cost reductions
•	pursue the program of €3 billion in asset divestitures for the period 2009-2011,
•	and maintain the ratio objective of Net debt / (Operating cash flow before changes in working capital + repayment of OFAs).

Veolia Environnement Operating and Financial Review as of June 30, 2010

5.           Appendices to the management report

Reconciliation of published and re-presented consolidated revenue for the half-year ended June 30, 2009 (€ million):

Published consolidated revenue for the half-year ended June 30, 2009	17,426.9
Reclassification of activities in the United Kingdom in the Transportation Division to discontinued operations	(33.2)
Reclassification of Renewable Energy activities in the Energy Services Division to discontinued operations	(4.4)
Sub-total	(37.6)
Re-presented consolidated revenue for the half-year ended June 30, 2009	17,389.3

Reconciliation of published and re-presented consolidated adjusted operating cash flow for the half-year ended June 30, 2009 (€ million):

Published consolidated adjusted operating cash flow for the half-year ended June 30, 2009	1,977.5
Reclassification of activities in the United Kingdom in the Transportation Division to discontinued operations	0.3
Reclassification of Renewable Energy activities in the Energy Services Division to discontinued operations	5.7
Adjustment of replacement costs	(148.3)
Sub-total	(142.3)
Re-presented consolidated adjusted operating cash flow for the half-year ended June 30, 2009	1,835.2

Reconciliation of published and re-presented consolidated operating income for the half-year ended June 30, 2009 (€ million):

Published consolidated operating income for the half-year ended June 30, 2009	1,000.8
Reclassification of activities in the United Kingdom in the Transportation Division to discontinued operations	3.5
Reclassification of Renewable Energy activities in the Energy Services Division to discontinued operations	7.2
Sub-total	10.7
Re-presented operating income for the half-year ended June 30, 2009	1,011.5

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Condensed Interim Consolidated Financial Statements
for the half-year ended
June 30, 2010

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ million)	Notes	As of June 30, 2010	As of December 31, 2009
Goodwill	4	7,052.8	6,624.6
Concession intangible assets	5	4,114.3	3,624.8
Other intangible assets	6	1,491.3	1,437.8
Property, plant and equipment	7	9,903.0	9,382.4
Investments in associates		311.4	268.5
Non-consolidated investments		126.4	174.6
Non-current operating financial assets	8	5,334.5	5,275.2
Non-current derivative instruments - Assets	22	691.3	431.9
Other non-current financial assets	9	757.1	753.9
Deferred tax assets		1,875.6	1,621.3
Non-current assets		31,657.7	29,595.0
Inventories and work-in-progress	10	1,115.5	997.3
Operating receivables	10	11,998.4	12,247.5
Current operating financial assets	8	388.7	376.6
Other current financial assets	9	274.4	217.7
Current derivative instruments - Assets	22	54.0	45.6
Cash and cash equivalents	11	5,058.0	5,614.4
Assets classified as held for sale	20	301.2	722.6
Current assets		19,190.2	20,221.7
Total assets		50,847.9	49,816.7
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2010	As of December 31, 2009
Share capital		2,487.1	2,468.2
Additional paid-in capital		9,494.5	9,433.2
Reserves and retained earnings attributable to owners of the Company		(4,103.0)	(4,440.8)
Total equity attributable to owners of the Company	12	7,878.6	7,460.6
Total equity attributable to non-controlling interests		2,860.3	2,670.1
Equity	12	10,738.9	10,130.7
Non-current provisions	13	2,512.0	2,291.1
Non-current borrowings	14	18,303.7	17,647.3
Non-current derivative instruments – Liabilities	22	187.5	139.3
Deferred tax liabilities		2,169.0	1,951.2
Non-current liabilities		23,172.2	22,028.9
Operating payables	10	12,620.8	13,075.7
Current provisions	13	639.4	749.2
Current borrowings	14	2,954.9	2,983.1
Current derivative instruments – Liabilities	22	130.7	84.8
Bank overdrafts and other cash position items	11	456.1	454.9
Liabilities classified as held for sale	20	134.9	309.4
Current liabilities		16,936.8	17,657.1
Total equity and liabilities		50,847.9	49,816.7
The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2010	Half-year ended June 30, 2009 (2) (1)
Revenue	15	17,177.3	17,389.3
o/w revenue from operating financial assets		178.3	196.5
Cost of sales		(14,133.4)	(14,377.1)
Selling costs		(324.2)	(311.7)
General and administrative expenses		(1,744.7)	(1,704.6)
Other operating revenue and expenses		150.2	15.6
Operating income	16	1,125.2	1,011.5
Net finance costs	17	(461.5)	(423.6)
Net finance income	17	53.6	47.0
Other financial income and expenses	18	(35.1)	(29.9)
Income tax expense	19	(188.2)	(198.3)
Share of net income of associates		8.7	7.1
Net income from continuing operations		502.7	413.8
Net income/(loss) from discontinued operations	20	42.8	(67.6)
Net income for the year		545.5	346.2
Non-controlling interests	21	171.3	125.9
Attributable to owners of the Company		374.2	220.3

(in euros)
Net income attributable to owners of the Company per share (3)
Diluted		0.78	0.47
Basic		0.78	0.47
Net income from continuing operations attributable to owners of the Company per share (3)
Diluted		0.69	0.62
Basic		0.69	0.62

(1) As part of ongoing efficiency measures, the Group reclassified certain expenses between cost of sales, general and administrative expenses and selling costs. These reclassifications had no impact on operating income. In the half-year ended June 30, 2009 this reclassification impacted Cost of sales, Selling costs and General and administrative expenses in the amount of €82 million, -€9 million and -€73 million respectively.
(2) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:
•
the entities of the U.S. incineration activity in the Environmental Services Division (Montenay International) and freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009 and the first quarter of 2010;

•	Transportation activities in the United Kingdom and renewable energy activities in the process of divestiture, are presented in a separate line, “Net income from discontinued operations,” for the half-year ended June 30, 2009.

(3) Pursuant to IAS 33, the weighted average number of shares for the half-year ended June 30, 2010 is 479.4 million, compared to 464.2 million for the half-year ended June 30, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009

Net income for the period	545.5	346.2

Actuarial gains or losses on pension obligations	(65.6)	(11.5)
Related income tax expense	18.2	2.9
Amount net of tax	(47.4)	(8.6)

Fair value adjustments on available-for-sale assets	(10.6)	(12.1)
Related income tax expense	0.2	(0.2)
Amount net of tax	(10.4)	(12.3)

Fair value adjustments on cash flow hedge derivatives	(23.9)	36.2
Related income tax expense	4.9	(3.6)
Amount net of tax	(19.0)	32.6

Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	825.8	121.8
Amount net of tax	825.8	121.8
- on the net financing of foreign operations	(255.0)	(15.2)
- related income tax expense	88.6	5.8
Amount net of tax	(166.4)	(9.4)

Other comprehensive income	582.6	124.1
Total comprehensive income for the period	1,128.1	470.3
- Attributable to owners of the Company	861.6	359.5
- Attributable to non-controlling interests	266.5	110.8

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2010	Half-year ended June 30, 2009(1)
Net income for the period attributable to owners of the Company		374.2	220.3
Net income for the period attributable to non-controlling interests	21	171.3	125.9
Operating depreciation, amortization, provisions and impairment losses		929.9	955.1
Financial amortization and impairment losses		9.7	(2.0)
Gains/(losses) on disposal and dilution		(232.2)	(39.2)
Share of net income of associates		(7.4)	(6.4)
Dividends received	18	(4.2)	(6.5)
Net finance costs	17	409.2	381.5
Income tax expense	19	197.4	198.1
Other items (including IFRS 2)		29.6	9.2
Operating cash flow before changes in working capital		1,877.5	1,836.0
Changes in working capital	10	(381.6)	(114.2)
Income taxes paid		(197.0)	(217.9)
Net cash from operating activities		1,298.9	1,503.9
Capital expenditure	28	(844.9)	(1,019.5)
Proceeds on disposal of intangible assets and property, plant and equipment		71.6	137.3
Purchases of investments		(316.8)	(124.3)
Proceeds on disposal of financial assets		458.0	27.7
Operating financial assets:		-	-
New operating financial assets		(158.4)	(239.5)
Principal payments on operating financial assets		214.3	263.1
Dividends received	18	7.8	9.0
New non-current loans granted		(26.7)	(21.3)
Principal payments on non-current loans		38.2	41.2
Net decrease/(increase) in current loans		(38.1)	41.7
Net cash used in investing activities		(595.0)	(884.6)
Net increase/(decrease) in current borrowings		(648.6)	(638.5)
New non-current borrowings and other debt	14	334.3	2,914.9
Principal payments on non-current borrowings and other debt	14	(55.5)	(1,183.2)
Proceeds on issue of shares		108.4	57.0
Share capital reduction		-	-
Transactions with non-controlling interests: partial purchase and sales		90.3	29.9
(Purchases of)/proceeds from treasury shares		-	1.9
Dividends paid		(709.4)	(402.2)
Interest paid		(507.4)	(431.1)
Net cash from/(used in) financing activities		(1,387.9)	348.7
Net cash at the beginning of the year		5,159.5	3,383.9
Effect of foreign exchange rate changes and other		126.4	(13.8)
Net cash at the end of the year		4,601.9	4,338.1
Cash and cash equivalents	11	5,058.0	4,957.9
Bank overdrafts and other cash position items	11	456.1	619.8
Net cash at the end of the year		4,601.9	4,338.1

(1)	Figures for the half-year ended June 30, 2009 have been restated for the application of the amendments to IAS 7 concerning:

- replacement costs: the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Capital expenditure” in cash flows from investing activities is -€148.3 million.

- transactions with non-controlling interests: the impact of this reclassification between “Proceeds from disposals of financial assets” in cash flows from investing activities and “Transactions with non-controlling interests: partial purchase and sales” in cash flows from financing activities is €29.9 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed -€10.7 million and -€19.6 million to net cash from operating activities, €92.5 million and €15.1 million to net cash from investing activities and -€3.4 million and -€10.1 million to net cash from financing activities in the half-years ended June 30, 2010 and June 30, 2009, respectively.
Discontinued operations are presented in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non- controlling interests	Total equity
As of January 1, 2009	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7
Issues of share capital of the parent company	20,111,683	100.6	221.5	-		-	-	322.1	-	322.1
Elimination of treasury shares		-	-	1.9		-	-	1.9	-	1.9
Share purchase and subscription options					6.2			6.2		6.2
Third party share in share capital increases of subsidiaries and changes in consolidation scope									109.9	109.9
Parent company dividend distribution					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions of subsidiaries									(170.0)	(170.0)
Income / (expenses) recorded in equity					(8.8)	126.7	21.3	139.2	(15.1)	124.1
Net income for the period					220.3			220.3	125.9	346.2
Other changes					(3.7)	0.6	(1.5)	(4.6)	0.3	(4.3)
As of June 30, 2009	492,688,349	2,463.5	9,418.9	(455.6)	(3,929.3)	(305.6)	(59.4)	7,132.5	2,581.5	9,714.0

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2009	493,630,374	2,468.2	9,433.2	(452.6)	(3,600.3)	(344.4)	(43.5)	7,460.6	2,670.1	10,130.7

Issues of share capital of the parent company (1)	3,790,798	18.9	61.3					80.2		80.2
Elimination of treasury shares
Share purchase and subscription options					2.4			2.4		2.4
Third party share in share capital increases of subsidiaries									109.4	109.4
Changes in consolidation scope					54.3			54.3	36.2	90.5
Parent company dividend distribution					(579.5)			(579.5)		(579.5)
Third party share in dividend distributions of subsidiaries									(207.9)	(207.9)
Foreign exchange translation						729.1		729.1	96.7	825.8
Foreign investments						(173.2)		(173.2)	(0.2)	(173.4)
Actuarial gains or losses on pension obligations					(43.1)			(43.1)	(4.3)	(47.4)
Fair value adjustments on cash flow hedge derivatives						7.0	(22.1)	(15.1)	3.1	(12.0)
Fair value adjustments on available-for-sale assets							(10.3)	(10.3)	(0.1)	(10.4)
Total Other comprehensive income					(43.1)	562.9	(32.4)	487.4	95.2	582.6
Net income for the period					374.2			374.2	171.3	545.5
Other changes					(1.0)			(1.0)	(14.0)	(15.0)
As of June 30, 2010	497,421,172	2,487.1	9,494.5	(452.6)	(3,793.0)	218.5	(75.9)	7,878.6	2,860.3	10,738.9

(1) The dividend distribution per share was €1.21 in 2010 and 2009. In 2010 and 2009, a portion of the dividend was paid in shares.
The line items “Proceeds on issue of shares” and “Dividends paid” in the cash flow statement are presented net of the amount of dividends paid in shares, as this payment does not give rise to a financial cash flow.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Total dividends paid recorded in the Consolidated Cash Flow Statements for the half-years ended June 30, 2010 and June 30, 2009 of €709 million and €402 million respectively, include:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Dividend distribution by the parent company	(580)	(554)
Third party share in dividend distributions of subsidiaries	(208)	(170)
Scrip dividend	+79	+322
Total dividends paid	(709)	(402)

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

1 Accounting principles and methods

The Group’s condensed interim consolidated financial statements for the half-year ended June 30, 2010 were prepared under the responsibility of the Board of Directors, which met on August 5, 2010.

Accounting standards framework

Basis underlying the preparation of the financial information

Pursuant to EC Regulation 1606/2002 of July 19, 2002, as amended by EC Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Veolia Environnement Group (the “Group”) for the half-year ended June 30, 2010 were prepared in accordance with IAS 34, Interim financial reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS and must be read in conjunction with the Group financial statements for the year ended December 31, 2009.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations published by the IASB and IFRIC as of June 30, 2010 and adopted by the European Union. These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr. htm.

These half-year financial statements have been drawn up in accordance with the principles used for the preparation of the 2009 consolidated financial statements, except for the items presented below and the specificities required by IAS 34.

New standards and interpretations

The accounting policies and methods are presented in detail in Note 1 to the Consolidated financial statements for the year ended December 31, 2009. The prospective application of IFRIC 18 (Transfers of Assets from Customers), with effect from July 1, 2009, did not have a material impact on the financial statements as:

• concession arrangements within the application scope of IFRIC 12 are excluded from the provisions of IFRIC 18, thereby excluding the majority of Group arrangements,

• the accounting treatment applied to contracts prior to July 1, 2009, similar to contracts within the application scope of IFRIC 18, was generally identical to the provisions proposed by this interpretation.

Standards applied for the first time by the Group as of January 1, 2010

•	IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements, revised.

The revision of these two standards led the Group to account for business combinations performed after January 1, 2010 in accordance with the provisions of IFRS 3 revised, and in particular to value the consideration transferred (including any contingent consideration) at the fair value of assets transferred, equity instruments issued and liabilities incurred at the date of acquisition of control. Identifiable assets acquired and liabilities assumed are measured at fair value at the acquisition date. From now on, costs directly attributable to business combinations are expensed in the period incurred.
Changes to the standard include:

-
the option for the Group to elect on an individual transaction basis, at the acquisition date, for measurement of non-controlling interests either at fair value (full goodwill) or at the share in identifiable net assets acquired in the company;

-
acquisitions of non-controlling interests and disposals without loss of control are considered transactions with non-controlling interests and are recognized directly in equity without impacting goodwill.

The Group also applies since January 1, 2010, the amendments to IAS 28, IAS 31 and other standards following the revision of IFRS 3 and IAS 27.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Among these amendments, the amendment to IAS 7 concerning transactions with non-controlling interests has an impact on the presentation of the financial statements and led the Group to reclassify flows relating to transactions with non-controlling interests in the Cash Flow Statement.

•	Amendments resulting from the 2007-2009 annual improvement process

Among the standards amended as part of the IASB standard improvement process, the following changes were identified as having a potential impact on the presentation of the Group’s financial statements:

-
Pursuant to the new amendment clarifying application guidance for IAS 7, the Group includes since January 1, 2010, in “Net cash from operating activities” in the Consolidated Cash Flow Statement, the replacement costs referred to in Note 19 to the Consolidated financial statements for the year ended December 31, 2009. Consequently, when adjusting “Net income attributable to owners of the Company” to obtain “Net cash from operating activities”, replacement costs are no longer eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity.

-
The amendment to IAS 17 concerning the classification of leases of land: a lease of land may now be classified as a finance lease even if there is no transfer of title at the end of the lease, provided the provisions of IAS 17 governing the identification of a finance lease are satisfied. This amendment did not have a material impact on the Group in the half-year ended June 30, 2010.

The implementation of the remaining standard amendments resulting from the standard improvement process did not generate a material impact as of June 30, 2010 identified by the Group.

Other standards and interpretations applicable from January 1, 2010 whose application did not generate a material impact identified by the Group:

-	2008 amendment to IAS 39 on Eligible hedged items,

-	Amendment to IFRS 2 on Group cash-settled share-based payment transactions,

-	IFRIC 17, Distribution of Non-cash Assets to Owners.

Texts which enter into mandatory effect after June 30, 2010 and which have not been adopted early

Standards, interpretations and amendments published as of June 30, 2010 and which the Group has not elected to adopt early, are presented below. Certain of these texts are in the process of being adopted by the European Union:

-	IAS 24 revised, Related Party Disclosures (not adopted by the European Union)

-	Amendment to IAS 32, Financial Instruments: Disclosures: Classification of rights issues in currency

-	IFRS 9, Financial Instruments, Classification and Measurement (not adopted by the European Union)

-	2010 IFRS annual improvement process (not adopted by the European Union)

-	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (not adopted by the European Union).

Seasonality of Group activity

Climatic conditions combined with the seasonality of the Group’s activities may impact the Company’s results. Some of the Company’s activities are subject to seasonal changes. Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is more significant between May and September in the Northern hemisphere, where Veolia Water conducts most of its business. Finally, in the Transportation Division, SNCM conducts most of its business during the summer.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Translation of foreign subsidiaries’ financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2010	As of June 30, 2009	As of December 31, 2009
U.S. Dollar	0.8149	0.7075	0.6942
Pound Sterling	1.2233	1.1736	1.1260
Czech Crown	0.0389	0.0386	0.0378

Average exchange rate (one foreign currency unit = €xx)	Average rate Half-year ended June 30, 2010	Average rate Half-year ended June 30, 2009	Average annual rate 2009
U.S. Dollar	0.7528	0.7507	0.7177
Pound Sterling	1.1494	1.1187	1.1222
Czech Crown	0.0389	0.0368	0.0378

Segment reporting

Since January 1, 2009, the Group identifies and presents segment reporting in accordance with IFRS 8, Operating Segments.

This information is taken from the internal organization of Group activities and corresponds to the four Group businesses: Water, Environmental Services, Energy Services and Transportation.

The quantified indicators presented by operating segment form part of the key ratios used for budget validation, operating segment performance measurement and resource allocation reviewed by the Executive Committee.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the condensed interim consolidated financial statements, as described in the Accounting principles and methods note to the financial statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

2 Use of management estimates in the application of group accounting standards

The preparation of the condensed interim consolidated financial statements may require Veolia Environnement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results may differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Actual values could differ from these estimates.

In preparing the condensed interim consolidated financial statements, the significant judgments made by management when applying Group accounting methods and the main sources of uncertainty with respect to estimates were identical to those disclosed in the consolidated financial statements for the year ended December 31, 2009.

At the June 2010 period-end, the rates were reviewed taking account of current conditions and using the following procedures:

•	Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted average cost of capital, calculated annually in June.
•
Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates applied to these liabilities take into account the risk-free interest rates and a market-based risk factor as of June 30, 2010.

•
Application of IAS 19, Employee Benefits: The discount rate assumptions used to determine the value of employee commitments were reviewed to reflect changes observed during the first six months of 2010 in the principal monetary zones concerned. Commitments are measured using a range of market indices, including IBoxx.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

3 Significant events

As in fiscal year 2009, the first six months of 2010 were marked by the financial crisis and its economic repercussions, and specifically:

•	significant exchange rate fluctuations;

•	a substantial increase in prices for recycled raw materials compared to the first half of the previous year;

•	the stabilization of the economic environment since December 2009;

•	the first six months of 2009 were marked by the lowest point in the economic environment (prices and volumes);

•
the ongoing difficult financial position of industry economic players and, to a lesser extent, public players which weighed on the completion of certain growth projects and the solvency of some customers.

In accordance with the decision of the May 7, 2010 Shareholders’ General Meeting, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was partially taken-up, resulting in the creation of 3.7 million shares representing a little over 0.75% of share capital and 0.77% of voting rights.

- On February 2, 2010, the Group announced the completion of the transfer to Covanta Holding Corporation of the operating contract for the Miami-Dade County Waste-to-Energy plant in the Environmental Services Division. The divestiture was performed for a consideration of U.S. $128 million (€93 million), in accordance with the announced financial terms.
With this final transaction, Veolia has now completed the transfer to Covanta Holding Corporation of the portfolio of contracts for Waste-to-Energy plants in North America, the divestiture of which was initially announced on July 6, 2009, for a total enterprise value, over fiscal years 2009 and 2010, of €313 million.

- The transactions performed pursuant to the protocol signed by Suez Environnement and Veolia Environnement on December 19, 2008 and setting out the rules for the redistribution of the joint subsidiaries, were completed on March 22, 2010. This redistribution of the joint subsidiaries consisted of:
o	the acquisition of additional interests by the Group in primarily Société des Eaux de Marseille (SEM) and Société des Eaux d’Arles (SEA);
o
the divestiture of interests held in Société Stéphanoise des Eaux (SSE), Société Provençale des Eaux (SPDE), Société des Eaux du Nord (SEN), Société Nancéienne des Eaux (SNE), Société des Eaux de Versailles et St Cloud (SEVESC), Société Martiniquaise des Eaux (SME), Société Guyanaise des Eaux (SGDE) and Société d’Exploitation du Réseau d’Assainissement de Marseille (SERAM).

- On May 12, 2010, Dalkia and CEZ, the leader in the Czech energy market, announced the approval by Czech competition authorities of two transactions illustrating the new partnership signed in November 2009 between Dalkia Ceska Republika and CEZ. Dalkia International sold 15% of Dalkia Ceska Republika share capital to CEZ for €92 million (Group share). Simultaneously, Dalkia Ceska Republika sold 85% of its share capital in Dalkia Usti nad Labem to CEZ for €143 million (Group share), comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, in northern Czech Republic.

- On June 25, 2010, the Group announced the acquisition of New World Resources Energy (NWR Energy) from the NWR Group. This Ostrava-based company distributes electricity and produces heat, hot water and compressed air for the coal mines operated by OKD, the leading Czech mining group and a subsidiary of NWR. The €99 million deal (Group share), which closed at the end of January 2010, has been approved by the competent anti-monopoly authorities. Dalkia Ceska Republika will take over the heat and compressed air facilities mainly dedicated to the mines in the Ostrava region, and the electricity distribution installations located close to Dalkia sites, as well as two subsidiaries, CZECH-KARBON (a Czech electricity trading company), and NWR Energetyka PL Spólka, (a Polish company that buys and distributes electricity in Poland). The company will change its name to Dalkia Industry CZ.

- On May 5, 2010, the Caisse des Dépôts and Veolia Environnement announced the finalization of their agreement on the Transdev-Veolia Transport combination. With 2009 pro forma revenue of €8.1 billion (excluding the contribution of assets transferred to RATP), a presence in 28 countries and a workforce of about 117,000 employees, the new group will rank among world leaders in its sector. Adjusted operating cash flow is approximately €500 million. Under the terms of the framework agreement announced on December 21, 2009, the new Veolia Transport-Transdev entity will be owned equally by Veolia Environnement (50%) and Caisse des Dépôts (50%).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Prior to completing the transaction, Caisse des Dépôts will subscribe to a €200 million share capital increase by Transdev. Veolia Environnement will be the industrial operator of the new entity and Caisse des Dépôts a long-term strategic shareholder.
The buy-out of RATP's 25.6% share capital in Transdev will take the form of an exchange of selected French and international assets belonging to both Transdev and Veolia Transport. As a result, RATP will strengthen its international presence, primarily in the UK, Italy and Switzerland, as well as in France. The assets transferred to RATP in exchange for its 25.6% share capital in Transdev generated revenue of approximately €340 million in fiscal year 2009.
The objective of the two shareholders is to list the new group within twelve months of closing the transaction, subject to market conditions. The new group's IPO will take place through a share capital increase, aimed at providing adequate financial resources to pursue its growth strategy.
The combination of Veolia Transport and Transdev as well as RATP's exit from Transdev's share capital are subject to the usual conditions precedent for this type of transaction and particularly authorization by the relevant competition authorities. The French competition authority authorized the RATP to take over the transportation networks belonging to Transdev and Veolia Transport in consideration for its exit from the share capital of Transdev, in which it holds 25.6% of the share capital, as part of the combination.
The Veolia Transport–Transdev combination is also subject to authorization by the French government after clearance by the French “Commission des Participations et des Transferts”.

- On March 12, 2010, Groupe Industriel Marcel Dassault (GIMD) reported it had acquired shares in excess of the 5% threshold of share capital and voting rights in Veolia Environnement and undertook to retain this holding for a period of five years. The General Shareholders’ Meeting of May 7, 2010 approved the appointment of Mr. Olivier Costa de Beauregard, representing GIMD, as director and Mr. Thierry Dassault as censor for a term of four years ending on the date of the General Shareholders’ Meeting held to adopt the financial statements for the year ended December 31, 2013. The appointment of GIMD, represented by Mr. Olivier Costa de Beauregard, as a member of the Nominations and Compensation Committee and of the Audit Committee of Veolia Environnement was approved by the General Shareholders’ Meeting of May 7, 2010.

- On April 16, 2010, the Group and the Qatari Diar fund announced the signature of an agreement aimed at setting up a long-term strategic partnership, including the acquisition by Qatari Diar of a 5% share capital in Veolia Environnement's share capital and voting rights. This acquisition reflects the groups' mutual ambition to work together on infrastructure and utilities projects in the Middle East and North Africa. The Qatari Diar fund gave an undertaking to the Group to hold its share capital and voting rights for a period of three years. The appointment of the Qatari Diar fund, represented by Mr. Yousef Ahmad Al Hammadi, to the Board of Directors was approved by the General Shareholders’ Meeting of May 7, 2010.

- In addition, on June 14, 2010, the Group announced the signature of an agreement aimed at allowing Veolia Water to acquire a number of United Utilities' activities in Europe. Veolia Water will acquire a controlling (58%) stake in Sofiyska Voda, the company operating water supply and treatment services for the city of Sofia in Bulgaria, which serves 1.3 million residents. In addition, Veolia Water will become the lead industrial shareholder, with a 26% stake, in AS Tallinna Vesi, a company that provides water supply and treatment services for Tallinn, Estonia, serving over 400,000 residents. It will also take a 33% stake in Aqua SA, the company operating water supply and treatment services for the city of Bielsko Biala and the surrounding area in southern Poland, serving over 300,000 residents. These new developments in Central Europe, particularly with the city of Sofia, will be carried by Veolia Voda, a company in which the EBRD has been a partner since 2007, and in which the IFC (International Financial Corporation) announced the acquisition of a 9.5% stake via a share capital issue in June 2010.

Concomitantly, Veolia Water will acquire in the United Kingdom, a portfolio of outsourcing, industrial engineering and water treatment contracts. In addition to this portfolio of contracts, minority stakes have been acquired in three PFI contracts in Scotland (the Tay, Moray and Highland wastewater treatment plants).

The total price for these acquisitions, which will be carried out by Voda (a company in which the EBRD holds 15% of the share capital), is approximately €199 million in enterprise value. The transaction is subject to the usual conditions precedent, review by certain administrative authorities and particularly the competition authorities, and the EBRD's approval for Continental Europe (excluding Poland). This ongoing transaction had no impact on the financial statements for the half-year ended June 30, 2010.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

4 Goodwill

Goodwill breaks down as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Gross carrying amount	7,583.2	7,104.9
Cumulative impairment losses	(530.4)	(480.3)
Net carrying amount	7,052.8	6,624.6

Movements in the net carrying amount of goodwill by Segment during the first six months of 2010 are as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Water	2,419.1	2,253.3
Environmental Services	2,878.7	2,678.4
Energy Services	1,191.0	1,147.9
Transportation	556.6	537.6
Other	7.4	7.4
Goodwill	7,052.8	6,624.6

The €428.2 million increase in goodwill is mainly attributable to the impact of changes in the scope of consolidation for €104.6 million and foreign exchange translation gains of €367.6 million (including €177.8 million in respect of the U.S. dollar and €83.6 million in respect of the pound sterling).

The main acquisitions during the half-year are presented in Note 23, Main acquisitions.

No material amendments were made to the opening balance sheets of 2009 acquisitions, not yet definitive as of December 31, 2009. The 12-month periods commencing the acquisition dates during which the Group can finalize the accounting recognition of the business combinations, pursuant to IFRS 3, had expired as of June 30, 2010.

Impairment tests for the half-year ended June 30, 2010

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.
Nevertheless, as part of June 30, 2010 period-end procedures, tests were performed on:
a)	the cash-generating units identified as presenting risk during the 2009 annual accounts closing process, as part of sensitivity tests; and
b)	the cash-generating units presenting an indication of loss in value during the first six months of 2010.
There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.
The tests conducted take into account the most recent revised data forecasts validated by management and the discount rates adopted as of June 30, 2010, as presented in Note 2.

These tests led to the recognition of impairment losses of -€42.8 million as of June 30, 2010.

As of June 30, 2010, accumulated impairment losses totaled €530.4 million and mainly concerned the Environmental Services Division in Germany (€343 million) and the Transportation Division in the Netherlands and Belgium (€38 million) and in Scandinavia (€89 million).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

5 Concession intangible assets

Concession intangible assets by Segment break down as follows:

(€ million)	As of June 30, 2010			Net carrying amount as of December 31, 2009
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	4,237.1	(1,035.2)	3,201.9	2,844.8
Environmental Services	570.5	(196.8)	373.7	263.2
Energy Services	891.7	(400.0)	491.7	480.0
Transportation	-	-	-	-
Other	68.1	(21.1)	47.0	36.8
Concession intangible assets	5,767.4	(1,653.1)	4,114.3	3,624.8

The increase in the net carrying amount of concession intangible assets of €489.5 million is mainly attributable to additions in the amount of €192.5 million (of which €142 million in the Water Division) and foreign exchange translation gains of €282.1 million, partially offset by amortization charges of -€130.5 million.

6 Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Intangible assets with an infinite useful life, net	81.4	70.0
Intangible assets with a finite useful life, gross	3,475.7	3,271.5
Amortization and impairment losses	(2,065.8)	(1,903.7)
Intangible assets with a finite useful life, net	1,409.9	1,367.8
Intangible assets, net	1,491.3	1,437.8

The increase in the net carrying amount of other intangible assets of €53.5 million is mainly attributable to additions in the amount of €55.4 million and foreign exchange translation gains of €69.2 million, partially offset by amortization charges of -€108.6 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

7 Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during the first six months of 2010 are as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Gross carrying amount of property, plant and equipment	21,442.2	19,990.2
Depreciation and impairment losses	(11,539.2)	(10,607.8)
Net carrying amount of property, plant and equipment	9,903.0	9,382.4

The €520.6 million increase in property, plant and equipment is a result of the following items:

➢
Additions of €587.9 million (including €160.7 million in the Water Division, €195.2 million in the Environmental Services Division, €139.6 million in the Transportation Division and €80.9 million in the Energy Services Division);

➢	Disposals of -€50.0 million;

➢
Foreign exchange translation gains of €501.7 million (including €235.9 million in the Environmental Services Division, €124.5 million in the Water Division and €107.4 million in the Energy Services Division);

➢	The impact of changes in consolidation scope for €142.7 million (including €92.4 million in the Energy Services Division and €47.9 million in the Water Division);

➢	Charges to depreciation and impairment of -€702.9 million.

Property, plant and equipment by Segment break down as follows:

	As of June 30, 2010			Net carrying amount as of December 31, 2009
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,719.4	(2,388.2)	2,331.2	2,130.4
Environmental Services	9,248.8	(5,497.1)	3,751.7	3,653.9
Energy Services	3,526.3	(1,426.4)	2,099.9	1,909.0
Transportation	3,683.5	(2,084.5)	1,599.0	1,562.0
Other	264.2	(143.0)	121.2	127.1
Property, plant and equipment	21,442.2	(11,539.2)	9,903.0	9,382.4

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of June 30, 2010			Net carrying amount as of December 31, 2009
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,822.5	(844.9)	977.6	884.1
Buildings	3,186.9	(1,508.0)	1,678.9	1,620.4
Technical installations, plant and equipment	8,724.1	(4,657.4)	4,066.7	3,728.3
Traveling systems and other vehicles	5,101.0	(3,138.2)	1,962.8	1,939.0
Other property, plant and equipment	1,967.4	(1,389.0)	578.4	636.2
Property, plant and equipment in progress	640.3	(1.7)	638.6	574.4
Property, plant and equipment	21,442.2	(11,539.2)	9,903.0	9,382.4

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

8 Current and non-current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets during the first six months of 2010 are as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Gross carrying amount	5,395.6	5,325.0
Impairment losses	(61.1)	(49.8)
Non-current operating financial assets	5,334.5	5,275.2
Gross carrying amount	388.7	380.0
Impairment losses	-	(3.4)
Current operating financial assets	388.7	376.6
Current and non-current operating financial assets	5,723.2	5,651.8

Movements in new operating financial assets during the first six months of 2010 of €71.4 million mainly concern:
➢	New operating financial assets for €182.0 million, mainly representing the increase in financial receivables for pre-existing contracts (mainly in the Water Division for €119.8 million);
➢	The repayment of operating financial assets for -€214.3 million (particularly in the Energy Services Division – cogeneration for €65.5 million and in the Water Division for €105.7 million);
➢	Foreign exchange translation gains of €174.7 million.

The breakdown of current and non-current operating financial assets by Segment is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
Water	3,994.6	3,870.3	200.3	188.8	4,194.9	4,059.1
Environmental Services	684.7	711.8	45.7	42.8	730.4	754.6
Energy Services	485.5	528.4	121.9	126.0	607.4	654.4
Transportation	85.8	86.7	20.4	18.7	106.2	105.4
Other	83.9	78.0	0.4	0.3	84.3	78.3
Operating financial assets	5,334.5	5,275.2	388.7	376.6	5,723.2	5,651.8

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

9 Other non-current and current financial assets

Movements in the carrying amount of other non-current and current financial assets during the first six months of 2010 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
Gross carrying amount	779.1	774.8	246.2	195.8	1,025.3	970.6
Impairment losses	(84.8)	(73.5)	(33.0)	(31.9)	(117.8)	(105.4)
Financial assets in loans and receivables	694.3	701.3	213.2	163.9	907.5	865.2
Other financial assets	62.8	52.6	61.2	53.8	124.0	106.4
Total other financial assets	757.1	753.9	274.4	217.7	1,031.5	971.6

As of June 30, 2010, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €420.8 million (mainly Dalkia International and its subsidiaries). Other current financial assets (net) primarily comprise the pre-financing of assets in the Transportation Division.

10 Working capital requirements

Changes in net working capital requirements ("WCR") during the first six months of 2010 are as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Inventories and work-in-progress (net)	1,115.5	997.3
Operating receivables (net)	11,998.4	12,247.5
Operating payables (net)	12,620.8	13,075.7
Net working capital	493.1	169.1

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). The €324 million increase in Net working capital presented above includes the change in “operating” working capital presented under Changes in working capital in the cash flow statement of €381.6 million, the change in “tax” working capital included in Income taxes paid in the cash flow statement of €0.8 million, and the change in “investment” working capital included under Capital expenditure in the cash flow statement of €18.3 million.

Assignment of receivables
Receivables definitively assigned to third parties in the Energy Services Division in Italy totaled €78 million as of June 30, 2010, compared to €178 million as of December 31, 2009.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

11 Cash and cash equivalents

Movements in cash and cash equivalents during the first six months of 2010 are as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Cash at bank and in hand	1,419.9	1,310.4
Cash equivalents	3,638.1	4,304.0
Cash and cash equivalents	5,058.0	5,614.4

Bank overdrafts and other cash position items	456.1	454.9

Net cash and cash equivalents	4,601.9	5,159.5

As of June 30, 2010, cash and cash equivalents held by Veolia Environnement SA (€3,297.1 million) comprise monetary UCITS (Undertakings for Collective Investment in Transferable Securities) in the amount of €2,728.5 million, treasury notes in the amount of €249.7 million, monetary notes in the amount of €16.9 million and term deposit accounts of €300.1 million.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

The decrease in net cash and cash equivalents (-€557.6 million) is mainly due to the reduction in Veolia Environnement cash equivalents.

12 Equity

Equity attributable to owners of the Company

Share capital

The share capital is fully paid up.

Share capital increases:

In 2010, Veolia Environnement performed a share capital increase of €79 million on the payment of scrip dividends. As decided by the Shareholders’ General Meeting of May 7, 2010, the Group offered shareholders a choice of payment of the dividend in cash or shares. Elections for the payment of dividends in shares led to the creation of 3,732,018 shares.

Number of shares outstanding and par value:

The number of shares outstanding is 497,421,172 as of June 30, 2010, 492,688,349 as of June 30, 2009 and 493,630,374 as of December 31, 2009 (including treasury shares). Each share has a par value of 5 euros.

Offsetting of treasury shares against equity

As of June 30, 2010, the Group held 14,731,592 treasury shares, unchanged on December 31, 2009.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Share purchase and subscription options

In accordance with IFRS 2, an expense of €2.3 million was recognized for the half-year ended June 30, 2010 and €6.2 million for the half-year ended June 30, 2009 in respect of share option plans granted to employees. No new share option plans were set-up during the first half of 2010.

Appropriation of net income and dividend distribution

A dividend of €579.5 million was distributed by Veolia Environnement SA.

Foreign exchange translation reserves

As of June 30, 2010, the €562.9 million increase in foreign exchange translation reserves (portion attributable to owners of the Company) mainly concerned the pound sterling for €79.3 million, the U.S. dollar for €398.7 million and the Chinese yuan for €216.4 million.

Accumulated foreign exchange translation reserves as of June 30, 2010 totaled €218.5 million (portion attributable to owners of the Company), including €289.0 million for the U.S. dollar, -€231.6 million for the pound sterling, €269.2 million for the Chinese yuan and €110.2 million for the Czech crown.

Movements in foreign exchange translation reserves (total equity attributable to owners of the Company and non-controlling interests) are as follows:

(€ million)	Total	Attributable to owners of the Company
As of December 31, 2009	(306.4)	(344.4)
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	825.8	729.1
Exchange differences on the net financing of foreign investments	(166.4)	(166.2)
Movements during the first six months of 2010	659.4	562.9
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	565.8	431.8
Exchange differences on the net financing of foreign investments	(212.8)	(213.3)
As of June 30, 2010	353.0	218.5

Fair value reserves

Fair value reserves attributable to owners of the Company amounted to -€75.9 million as of June 30, 2010.

As of June 30, 2010, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and commodity derivatives.

Actuarial gains or losses on retirement commitments

As of June 30, 2010, the €43.1 million change in actuarial losses on retirement commitments, for the portion attributable to owners of the Company (balance of €213.1 million as of June 30, 2010), was largely due to the fall in rates in the Euro zone.

Non-controlling interests

A breakdown of the movements in non-controlling interests is presented in the statement of changes in equity.

The increase in non-controlling interests in the first six months of 2010 was primarily due to dividend distributions by subsidiaries, net income for the period and share capital increases reserved for non-controlling interests.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

13 Non-current and current provisions

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of June 30, 2010	As of December 31, 2009
Euros
2 to 5 years	1.71%	2.49%
6 to 10 years	3.27%	4.14%
More than 10 years	4.83%	5.59%
U.S. Dollar
2 to 5 years	1.98%	2.24%
6 to 10 years	4.04%	4.67%
More than 10 years	5.65%	5.92%
Pound Sterling
2 to 5 years	1.99%	2.26%
6 to 10 years	3.87%	4.43%
More than 10 years	5.39%	5.68%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in provisions during the first six months of 2010 were as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
Provisions excluding pensions and other employee benefits	1,599.8	1,513.1	639.4	749.2	2,239.2	2,262.3
Provisions for pensions and other employee benefits	912.2	778.0	-	-	912.2	778.0
Total	2,512.0	2,291.1	639.4	749.2	3,151.4	3,040.3

The increase in non-current provisions excluding pensions and other employee benefits stems primarily from the unwinding of the discount on provisions and the foreign exchange impact.

Provisions for pensions and other employee benefits have increased due to the combined impact of actuarial losses resulting from the decrease in rates in the Euro zone and the reduction in plan assets in the United Kingdom and foreign exchange translation impacts.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

14 Non-current and current borrowings

Movements in non-current and current borrowings during the first six months of 2010 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009	As of June 30, 2010	As of December 31, 2009
Bonds	13,976.9	13,264.5	15.0	36.9	13,991.9	13,301.4
Other borrowings	4,326.8	4,382.8	2 939.9	2,946.2	7,266.7	7,329.0
Total non-current and current borrowings	18,303.7	17,647.3	2 954.9	2,983.1	21,258.6	20,630.4

Breakdown of borrowings

Publically offered or traded issuances included in non-current borrowings total €13,133.8 million as of June 30, 2010, including €1,570.5 million issued on the U.S. market.

Breakdown of other borrowings

Breakdown of other non-current borrowings by main component:

(€ million)	As of June 30, 2010	As of December 31, 2009

Project financing(1)	1,675.5	1,739.4
BWB and SPE debts	1,339.3	1,344.7
Delfluent (Water Division – City of the Hague)	106.5	108.4
Shenzhen (Water Division – City of Shenzhen)	114.3	99.1
VSA Tecnitalia (Environmental Services Division – Italy)	19.4	94.5
Redal (Water Division – City of Rabat)	96.0	92.7
Other borrowings	1,070.1	1,217.4
Finance leases obligations	598.3	650.4
Multi-currency syndicated loan facility	332.3	305.4
Non-controlling interest put options	27.9	95.2
Cogevolt	33.8	91.0
Syndicated loan facility in CZK	77.8	75.4
Other < €100 million	1,581.2	1,426.0
Other non-current borrowings	4,326.8	4,382.8
(1) Financing earmarked for a specific project, carried by a special purpose entity and granted by banks or multi-lateral development organizations.

Borrowing early repayment clauses

As of June 30, 2010, the Group complied with all the covenants included in the documentation of significant financing agreements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

With regard to the Aquiris project (Brussels wastewater treatment plant), the project debt was refinanced in full using the Group treasury note program (€169 million) on May 17, 2010.

There was no change in the project financing (€81 million as of June 30, 2010) which did not comply with a covenant as of December 31, 2009 (calculation of the covenant not required at the half-year end).

15 Revenue

Revenue breaks down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Services rendered	14,077.6	14,284.0
Sales of goods	1,145.3	833.2
Revenue from operating financial assets	178.3	196.5
Construction	1,776.1	2,075.5
Total revenue	17,177.3	17,389.3

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division. The increase in this item was most evident in the Environmental Services Division and is primarily due to the increase in prices across most of the segment’s activities.

The decrease in Construction revenue primarily involves the subsidiary Veolia Water Solutions & Technologies, in the Water Division, and the Design & Build activity in particular, with a reduced contribution from major contracts in the Middle East.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

16 Operating income

Operating income is calculated as follows:

(€ million)		Half-year ended June 30, 2010	Half-year ended June 30, 2009
Revenue		17,177.3	17,389.3
Cost of sales		(14,133.4)	(14,377.1)
o/w:	Impairment losses on goodwill and negative goodwill recorded in the income statement	(42.3)	0.1
Restructuring costs		(2.4)	(1.4)
Selling costs		(324.2)	(311.7)
General and administrative expenses		(1,744.7)	(1,704.6)
Other operating revenue and expenses		150.2	15.6
o/w:	Capital gains and losses on disposal of assets	150.2	15.6
	Other
Operating income		1,125.2	1,011.5

Capital gains and losses on disposal of assets primarily consist of the capital gain realized on the sale of Dalkia Usti in the amount of €88.1 million. Financial capital gains on assets classified as held for sale as of December 31, 2009 and realized during the first six months of 2010 total €60.6 million before tax (see Note 20, Assets classified as held for sale, discontinued operations and divestitures).

Personnel costs, including profit-sharing, amounted to -€5.4 billion for the half-year ended June 30, 2010, compared to
-€5.5 billion for the half-year ended June 30, 2009.

17 Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Finance income	53.6	47.0
Finance costs	(461.5)	(423.6)
Net finance costs	(407.9)	(376.6)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.
The increase in net finance costs is due to:

•	the fall in short-term floating rates, limited by the decrease in the return on cash and cash equivalents;

•	the impact of the increase in inflation on the cost of an indexed borrowing;

•	the six-month impact of bond issues performed in April and June 2009;

•	exchange rate impacts (mainly on the pound sterling).

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Expenses on gross debt	(495.7)	(482.3)
Assets at fair value through profit or loss (fair value option)*	29.9	46.8
Net gains and losses on derivative instruments, hedging relationships and other	57.9	58.9
Net finance costs	(407.9)	(376.6)

*Cash equivalents are valued at fair value through profit or loss.

18 Other financial income and expenses

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Net gains on loans and receivables	(1.9)	4.7
Net gains and losses on available-for-sale assets (1)	4.3	6.1
Assets and liabilities at fair value through profit or loss	(5.7)	0.9
Unwinding of the discount on provisions	(36.9)	(39.0)
Foreign exchange gains and losses	13.1	4.1
Other expenses	(8.0)	(6.7)
Other financial income and expenses	(35.1)	(29.9)

 (1) including dividends received of €4.2 million in June 2010 and €6.5 million in June 2009.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

19 Income tax expense

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Pre-tax income	682.2	605.0
Income tax expense	(188.2)	(198.3)
Effective tax rate	27.6%	32.8%

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement renewed in 2006). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA, the consolidating company.

The decrease in the income tax rate for the half-year ended June 30, 2010 is due to:

•	the low rate of taxation of capital gains on disposals of financial assets;

•	the limited capitalization of tax losses corresponding to the expected utilization of these losses by the US tax group, contrary to the first half of 2009;

•
a low income tax expense for the French tax group, without recognition of a deferred tax asset, due to the economic outlook, particularly in the Environmental Services Division, the fall in income from loans granted by companies in this tax group and the removal of Transportation Division French subsidiaries.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

20 Assets classified as held for sale, discontinued operations and divestitures

In the Consolidated Income Statement presented for comparative purposes, the net income of businesses sold or in the process of being sold was transferred to “Net income from discontinued operations”. This restatement concerns:

•
U.S. incineration activities in the Environmental Services Division (Montenay International) and Freight activities in the Transportation Division (essentially in France, Germany and the Netherlands) divested in the second half of 2009 and the first quarter of 2010 for an enterprise value of €313 million (including €220 million in 2009) and €94 million respectively;

•	Transportation activities in the United Kingdom and renewable energy activities in Energy Services division, which is still in progress, was decided in the second half of 2009.

Movements in net income (expense) from discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Income(expense) from discontinued operations	(7.5)	(67.6)
Capital gains and losses on disposal	60.6
Income tax expense	(10.3)
Net income (expense) from discontinued operations	42.8	(67.6)

The main Consolidated Income Statement items for discontinued operations for the half-years ended June 30, 2010 and June 30, 2009 break down as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Revenue	57.6	216.0
Operating income	(11.1)	(67.7)
Financial items	3.9	0.6
Income tax expense	1.0	0.2
Share of net income of associates	(1.3)	(0.7)
Income (expense) from discontinued operations	(7.5)	(67.6)

The revenue of the various CGUs reclassified as activities held for sale for the half-years ended June 30, 2010 and June 30, 2009 is as follows:

(€ million)	Half-year ended June 30, 2010	Half-year ended June 30, 2009
Energy Services	7.9	4.4
Environmental Services	19.1	81.7
Transportation	30.6	129.9
Revenue from discontinued operations	57.6	216.0

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Businesses in the process of being sold impacted the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Assets classified as held for sale	301.2	722.6

Liabilities directly associated with assets classified a held for sale	134.9	309.4

As of June 30, 2010, assets classified as held for sale mainly concern the transportation business in the United Kingdom and certain contracts in France and Switzerland, renewable energy activities and the 15% investment in Dalkia Usti not yet divested. As of December 31, 2009, they concern certain French subsidiaries held jointly with Suez Environnement in the Water Division, renewable energy activities, the transportation business in the United Kingdom and certain contracts in France and Switzerland and Dalkia Usti businesses (Czech Republic).

21 Net income attributable to non-controlling interests

The share of net income attributable to non-controlling interests represented €171.3 million for the half-year ended June 30, 2010, compared to €125.9 million for the half-year ended June 30, 2009. This item primarily concerns the minority interests of the Water (€75.0 million), Environmental Services (€4.9 million), Energy Services (€93.6 million) and Transportation (-€3.5 million) subsidiaries.

The increase in this item is mainly due to the share of capital gains on disposals attributable to minority shareholders in the Energy Services Division.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

22 Derivatives

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange, and commodity prices).

To reduce its exposure to these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure.

The fair value of derivatives recognized in the balance sheet breaks down as follows:

(€ million)	As of June 30, 2010		As of December 31, 2009
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	632.9	111.2	355.0	76.6
Fair value hedges	629.4		351.5	8.3
Cash flow hedges		88.7	-	59.6
Derivatives not qualifying for hedge accounting	3.5	22.5	3.5	8.7
Foreign exchange derivatives	47.0	175.2	58.6	103.9
Net investment hedges	4.8	30.7	13.1	17.1
Cash flow hedges	2.0	4.8	7.9	0.6
Fair value hedges		14.7	8.8	0.3
Derivatives not qualifying for hedge accounting	40.2	125.0	28.8	85.9
Other derivatives including commodities	65.4	31.8	63.9	43.6
Total derivatives	745.3	318.2	477.5	224.1
Of which non-current	691.3	187.5	431.9	139.3
Of which current	54.0	130.7	45.6	84.8

The evolution in interest rate derivatives compared to December 31, 2009 is mainly due to the decrease in short-term euro rates.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

23 Main acquisitions

Acquisitions in the half-year ended June 30, 2010

Acquisitions in 2010 with related net cash flows of more than €100 million are presented below.

These transactions were recognized in accordance with the revised standard on business combinations (IFRS 3R).

Pursuant to IFRS 3R, the Group has a period of 12 months from the date of acquisition during which to finalize the accounting for business combinations. The fair value of assets and liabilities adopted at the period end may, therefore, change.

Acquisition of New World Resources Energy in the Energy Services Division (Czech Republic)

On June 25, 2010, Dalkia Ceska Republika acquired the entire share capital of:

- New World Resources Energy (NWR Energy), which distributes electricity and produces heat, hot water and compressed air for Czech coal mines;

- and two subsidiaries: Czech-Karbon, a Czech electricity trading company and NWR Energetyka PL Spolka, a Polish company that buys and distributes energy in Poland.

NWR Energy and its subsidiaries are proportionately consolidated in the amount of 75.82%.

This transaction was recognized in accordance with the revised standard on business combinations (IFRS 3R).

Given the date of acquisition of control, work on the identification and fair value measurement of net assets acquired was still in progress as of June 30, 2010. The provisional fair value as of June 30, 2010 represents the share in the carrying amount of net assets at this date.

No amounts were included in the Income Statement.

(€ million)	IFRS carrying amount (Group share)	Provisional fair value as of June 30, 2010 (Group share)
Assets
Intangible assets	1.4	1.4
Property, plant and equipment	68.6	68.6
Deferred tax assets	0.8	0.8
Operating receivables	34.9	34.9
Cash and cash equivalents	18.5	18.5
Liabilities
Deferred tax liabilities	(11.5)	(11.5)
Operating liabilities	(37.9)	(37.9)
Current borrowings	(4.0)	(4.0)
Net assets acquired	70.8	70.8
Goodwill		42.8
Cost of the business combination		113.6
Net cash flows relating to the acquisition		95.1 (1)
Acquisition price		113.6
Cash and cash equivalents acquired		18.5

(1) Net cash flows (100%) total €125 million.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Acquisition of companies formerly held jointly with Suez Environnement in the Water Division

The transactions to reorganize the joint holdings in subsidiaries were completed on March 22, 2010. As a result of these transactions, Veolia Eau now holds 97.7% of Eaux de Marseille and its subsidiaries and the entire share capital of Société des Eaux d’Arles. These companies are fully consolidated.

This transaction was recognized in accordance with the revised standard on business combinations (IFRS 3R). The provisional fair values of assets and liabilities at the period-end are as follows:

Identifiable assets acquired and liabilities assumed (€ million)

(€ million)	Provisional fair value as of June 30, 2010 (Group share)
Assets
Intangible assets	73.7
Tangible assets	59.3
Deferred tax assets	5.5
WCR assets	148.2
Cash and cash equivalents	155.7
Other current assets	20.1
Liabilities
Deferred tax liabilities	(45.4)
WCR liabilities	(154.8)
Provision	(26.3)
Current borrowings (bank overdraft included)	(55.8)
Total net assets	180.2
Goodwill	120.6

The goodwill generated by these transactions was calculated as follows:

Cost of business combination	148.4
Portion attributable to non-controlling interests determined based on the share in the carrying amount of identifiable assets and liabilities of the company acquired	4.0
Fair value of investment previously held	148.4
Fair value of identifiable net assets	(180.2)
Residual Goodwill	120.6

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

24 Tax audits

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities. The tax audits concerning the major Group companies in France, including Veolia Propreté SA and Veolia Environnement SA, were closed in 2010. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks and the booking of provisions in accordance with IAS 37. Other audits are still ongoing (Veolia Eau – Compagnie Générale des Eaux, Dalkia France).

During 2010, discussions regarding ongoing tax audits in Italy in the Energy Services Division, continued with the Italian tax authorities. The liabilities arising from these tax audits had been anticipated and provided for in accordance with IAS 37.

In addition, on March 10, 2010, Veolia Environnement received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. The NOPAs relate primarily to a worthless stock deduction in respect of the former US Filter, in the amount of U.S. $4.5 billion (tax base). They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of approximately U.S. $2.5 billion (tax base) as of June 30, 2010. Based on a preliminary analysis, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs. The Group has commenced discussions with the IRS, still ongoing as of June 30, 2010, aimed at the issue of a formal assessment notice opening entitlement to an administrative or judicial appeal. As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

25 Off-balance sheet commitments

Specific commitments given

●    Agreements with EDF
Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company.
Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Other commitments given

Other commitments given include neither collateral guarantees supporting borrowings (see Note 26) nor specific commitments described above.

(€ million)	As of December 31, 2009	As of June 30, 2010	Maturing in
			Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	6,950.9	7,699.8	2,851.5	2,930.2	1,918.1
Financial guarantees	679.4	716.5	285.0	265.2	166.3
Debt guarantees	258.3	219.3	85.4	101.0	32.9
Vendor warranties given	421.1	497.2	199.6	164.2	133.4
Commitments given	431.6	617.9	435.6	118.1	64.2
Purchase commitments	425.1	611.7	430.0	118.1	63.6
Sales commitments	6.5	6.2	5.6	-	0.6
Other commitments given	1,065.3	1,155.2	601.1	208.2	345.9
Letters of credit	604.5	655.6	366.6	138.0	151.0
Other commitments given	460.8	499.6	234.5	70.2	194.9
Total other commitments given	9,127.2	10,189.4	4,173.2	3,521.7	2,494.5

Other commitments given break down by Division as follows:

(€ million)	As of June 30, 2010	As of December 31, 2009
Water	6,828.9	6,036.4
Environmental Services	826.4	831.1
Energy Services	819.1	700.3
Transportation	518.1	533.2
Proactiva	55.1	45.2
Holding companies	1,094.5	942.0
Other	47.3	39.0
Total	10,189.4	9,127.2

The increase in other commitments given in the Water Division is mainly due to the appreciation of the U.S. dollar against the Euro.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Contingent assets and liabilities relating to legal or arbitration proceedings

Metrolink

On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (SCRRA), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (NTSB), a federal agency, with which Connex Railroad is cooperating, reached a preliminary conclusion that the two causes of the accident were, first, lack of attention by the engineer, who did not observe a red light (facts which continue to be contested), and, second, the failure of the SCRRA to have installed an automatic train braking system in compliance with prior recommendations of the NTSB. Lawsuits seeking an undetermined amount of total damages have been filed by the heirs of the deceased passengers and the injured passengers, in the courts of the state of California in Los Angeles, against Connex Railroad LLC, its parent company, Veolia Transportation Inc., the SCRRA and the Los Angeles County Metropolitan Transportation Authority. These actions have been consolidated into a single case. A trial specifically dedicated to the issue of liability is scheduled for December 2010. At the same time, Connex Railroad LLC and the SCRRA have brought before the federal courts in California their disputes concerning their respective contractual liability in connection with the suits filed as a result of this accident and are still awaiting a hearing date. A U.S. federal statute limits the total amount of damages that may be awarded for injuries and property damage arising from a single passenger rail accident to U.S. $200 million. Notice of this accident has been given to the relevant insurers of the Group. At this point, the Group is unable to determine whether the financial consequences of this accident could significantly affect its financial position or results.

Veolia Propreté Italie

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 90% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitral award, filed with the arbitration court of Rome July 26, 2010, granted TEC an amount of €39.8 million and fully rejected the Extraordinary Commissioner of Calabria counterclaim as well as his request for termination of the concession agreement. This award, which has to receive the exequatur of the civil Court of Rome to be enforceable (decision in autumn), may be disputed based on limited legal grounds before the Court of appeal of Rome within 180 days as from July 26th, 2010.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). In all three cases, VSAT filed a “John Doe” complaint in June 2008, August 2008 and February 2009, respectively, which are currently being investigated.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a final hearing by the end of October 2011 and an award in April 2012 at the earliest.

Finally, the company SIEE, 25% minority shareholder and former owner of VSAT, has filed a request for the judicial revocation of the “Veolia” board members of VSAT and the designation of a special administrator (administrateur ad hoc). SIEE’s request was denied by the court of La Spezia, but an order of the Genoa Appeals Court of February 17, 2010, revoked the directors and appointed an administrator whose mandate is to manage the company for a period of six months from the date of acceptance of the mission (i.e. until September 4, 2010), verify if necessary with the assistance of an expert, the emissions of the facilities operated by VSAT in Falascaia, Vercelli and Brindisi, control the accuracy of the 2008 balance sheet and prepare a report to be issued at the end of the six months period.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

At this point, the Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position or results.

Other litigation

Furthermore, the Group is subject to several other litigations in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings at the balance sheet date, due to the uncertain nature of their outcome.

Commitments received

(€ million)	As of June 30, 2010	As of December 31, 2009
Guarantees received	1,800.3	1,756.3
Debt guarantees	254.2	303.4
Vendor warranties received	105.8	142.0
Other guarantees received	1,440.3	1,310.9

These commitments notably consist of commitments received from our partners in respect of construction contracts.

26 Collateral given supporting borrowings

As of June 30, 2010, the Group has given €500 million of collateral guarantees in support of borrowings, compared to €699 million as of December 31, 2009.

27 Related-party transactions

The Société Générale, considered as a related-party, having settled in March 2010 the residual balance on the maximum indemnity called by Veolia Environnement (€17.6 million in respect of fiscal year 2009), has no longer any personal commitment to Veolia Environnement in this respect.

28 Reporting by operating segment

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8 Operating segments.
Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

This reporting is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments (which were used for the primary segment reporting under the previous standard – IAS 14): Water, Environmental Services, Energy Services and Transportation.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Servicessegment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

•
the entities of the U.S. incineration activity in the Environmental Services Division (Montenay International) and freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009 and the first quarter of 2010;

•	transportation activities in the United Kingdom and renewable energy activities in the process of divestiture,

have been grouped together in a separate line, “Net income from discontinued operations,” for the half-year ended June 30, 2009 for comparative purposes.

Information by operating segment

Revenue by operating segment (€ million)	For the half-year ended June 30, 2010	For the half-year ended June 30, 2009
Water	5,900.9	6,234.8
Environmental Services	4,707.7	4,502.4
Energy Services	3,721.2	3,712.6
Transportation	2,847.5	2,939.5
Revenue as per the consolidated income statement	17,177.3	17,389.3

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

Operating income by operating segment (€ million)	For the half-year ended June 30, 2010	For the half-year ended June 30, 2009
Water	590.2	596.4
Environmental Services	251.7	134.3
Energy Services	333.9	255.6
Transportation	28.1	81.2
Total operating segments	1,203.9	1,067.5
Unallocated operating income	(78.7)	(56.0)
Operating income as per the consolidated income statement	1,125.2	1,011.5

Operating cash flow before changes in working capital by business segment (€ million)	For the half-year ended June 30, 2010	For the half-year ended June 30, 2009(1)
Water	768.3	784.4
Environmental Services	624.1	547.3
Energy Services	373.7	367.3
Transportation	159.1	149.3
Total operating segments	1,925.2	1,848.3
Unallocated Operating cash flow before changes in working capital	(47.7)	(12.3)
Operating cash flow before changes in working capital in the consolidated cash flow statement	1,877.5	1,836.0
(1)
Figures for the half-year ended June 30, 2009 have been restated for the application of the amendments to IAS 7 concerning the presentation of replacement costs. This reclassification had an impact of -€148.3 million.

Capital expenditure by operating segment (€ million)	For the half-year ended June 30, 2010	For the half-year ended June 30, 2009
Water	313.1	246.6
Environmental Services	262.5	356.8
Energy Services	113.5	125.7
Transportation	142.0	269.7
Unallocated capital expenditure	19.1	27.2
Total capital expenditure (1)	850.2	1,026.0
 (1) Capital expenditure presented in segment reporting includes investments financed by finance lease in the amount of €5 million in the half-year ended June 30, 2010 and €6 million in the half-year ended June 30, 2009. These investments are excluded from capital expenditure presented in the consolidated cash flow statement pursuant to IAS 7, Cash Flow Statements.

Veolia Environnement Condensed Interim Consolidated Financial Statements for the Half-Year ended June 30, 2010

29 Post-balance sheet events

On June 24, 2010, Veolia Environnement launched a bond exchange bid for the Veolia Environnement bond issue bearing interest at 5.875% and maturing in February 2012 and the Veolia Environnement bond issue bearing interest at 4.875% and maturing in May 2013. In consideration for the securities contributed, a new €835 million bond issue maturing January 2021 was performed bearing interest at 4.247%. The offering became irrevocable and was closed on July 1, 2010.

30 Main companies included in the consolidated financial statements

As of June 30, 2010, the Veolia Environnement Group consolidated or accounted for a total of 2,586 companies.

The list of main subsidiaries has not significantly changed since December 31, 2009, with the exception of:

• The acquisition of the entire share capital of New World Resources Energy (NWR Energy) by Dalkia Ceska Republika, proportionately consolidated in the Group accounts,

• The redistribution of the joint subsidiaries of Water Division companies in France, previously held jointly with Suez Environnement,

• The divestiture, with loss of control, of 85% of Dalkia Usti,

• The divestiture, without loss of control, of 15% of Dalkia Ceska Republica.

Statutory Auditors’ Review Report on the half-yearly consolidated financial statements

For the half year ended 30 June 2010

This is a free translation into English of the statutory auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meetings and in accordance with article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

- the review of the accompanying condensed half-yearly consolidated financial statements of Veolia Environnement for the half year ended 30 June 2010;

- the verification of  information contained in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of your Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

I. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – the standards of the IFRSs as adopted by the European Union applicable to interim financial information.
Without qualifying the conclusion expressed above, we draw your attention to the following:

-
the reclassification during the period of certain expenses from cost of sales to general and administrative expenses and selling costs, that do not affect operating income. Presented in (1) at the bottom of the consolidated income statement.

-
Standards and standard amendments that the company applied from 1 january 2010, more particularly on the reclassification related to IAS 7 standard amendments, as describe in note 1 – Standards applied for the first time by the Group as of 1 January, 2010.

The comparative information relating to the half year ended 30 June 30 2009, presented in the condensed interim  consolidated financial statements, has been restated to take into account retrospectively those reclassifications. Consequently, the comparative financial information differs from the condensed interim consolidated financial statements published for the half year ended June 30 2009.  We have examined the proper restatement of the condensed interim consolidated financial statements for half year ended June 30 2009 and the related information.

II. Specific verification

We have also verified the information given in the half-yearly management report on the condensed half-yearly consolidated financial statements subject of our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, August 5, 2010.

French original report signed by
KPMG Audit Department of KPMG SA		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty